Exhibit 7.05

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among

TEAMSPORT PARENT LIMITED,

TEAMSPORT BIDCO LIMITED

and

eHi Car Services Limited

Dated as of April 6, 2018

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-ii-

Schedules

Schedule I Guarantors

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AGREEMENT AND PLAN OF MERGER, dated as of April 6, 2018 (this “Agreement”), among Teamsport Parent Limited, an exempted company with limited liability incorporated under the Law of the Cayman Islands (“Parent”), Teamsport Bidco Limited, an exempted company with limited liability incorporated under the Law of the Cayman Islands and a wholly-owned Subsidiary of Parent (“Merger Sub”), and eHi Car Services Limited, an exempted company with limited liability incorporated under the Law of the Cayman Islands (the “Company”).

WHEREAS, Parent and the Company intend to enter into a transaction pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly-owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the Special Committee, has (a) determined that it is fair to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares), and declared it advisable, for the Company to enter into this Agreement and the Plan of Merger and consummate the transactions contemplated by this Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”), (b) authorized and approved the execution, delivery and performance of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, and (c) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, by the holders of Shares and direct that this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, be submitted to a vote of the holders of Shares for authorization and approval;

WHEREAS, the board of directors of each of Parent and Merger Sub has (a) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, and (b) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Plan of Merger and consummate the Transactions;

WHEREAS, as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, L&L Horizon, LLC, BPEA Teamsport Limited, Dongfeng Asset Management Co. Ltd. and The Crawford Group, Inc. (collectively, the “Rollover Shareholders”), Teamsport Midco Limited, which is the sole shareholder of Parent (“Midco”), Teamsport Topco Limited, which is the sole shareholder of Midco (“Holdco”), and Parent have executed and delivered a contribution and support agreement, dated as of the date hereof (the “Contribution and Support Agreement”), pursuant to which: (a) the Rollover Shareholders have agreed, among other things, (i) to not transfer their Rollover Shares, (ii) upon the terms and subject to the conditions set forth in the Contribution and Support Agreement, to contribute their Rollover Shares to Holdco in connection with the Merger in exchange for newly issued shares of Holdco prior to the consummation of the Merger, and (iii) to vote all Shares beneficially owned by them in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions; (b) Holdco has agreed, upon the terms and subject to the conditions set forth in the Contribution and Support Agreement, to contribute the Rollover Shares to Midco prior to the consummation of the Merger; (c) Midco has agreed, upon the terms and subject to the conditions set forth in the Contribution and Support Agreement, to contribute the Rollover Shares to Parent prior to the consummation of the Merger; and (d) Parent has agreed that the Rollover Shares shall not be cancelled in the Merger and shall continue as ordinary shares of the Surviving Company at the Effective Time; and

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution of this Agreement, each of the Sponsors and the Rollover Shareholders set forth on Schedule I (each, a “Guarantor” and, collectively, the “Guarantors”) has executed and delivered a limited guarantee in favor of the Company with respect to certain obligations of Parent under this Agreement (as may be supplemented or amended from time to time in accordance with this Agreement, each, a “Guarantee” and, collectively, the “Guarantees”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.01. The Merger.

Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Companies Law (2016 Revision) of the Cayman Islands (the “CICL”), at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company in the Merger (the “Surviving Company”) under the Law of the Cayman Islands and become a wholly-owned Subsidiary of Parent.

Section 1.02. Closing; Closing Date.

Unless otherwise unanimously agreed in writing between the Company, Parent and Merger Sub, the closing for the Merger (the “Closing”) shall take place at 10:00 a.m. (Hong Kong time) at the offices of Weil, Gotshal & Manges LLP, 29/F, Alexandra House, 18 Chater Road, Central, Hong Kong as soon as practicable, but in any event no later than the tenth (10th) Business Day following the day on which the last to be satisfied or, if permissible, waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of those conditions) shall be satisfied or, if permissible, waived in accordance with this Agreement (such date being the “Closing Date”).

Section 1.03. Effective Time.

Subject to the provisions of this Agreement, on the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Plan of Merger”) substantially in the form set out in Annex A attached hereto and such parties shall file the Plan of Merger and other documents required under the CICL to effect the Merger with the Registrar of Companies of the Cayman Islands as provided by the CICL. The Merger shall become effective on the date specified in the Plan of Merger in accordance with the CICL (the “Effective Time”).

Section 1.04. Effects of the Merger.

At the Effective Time, the Merger shall have the effects specified in the CICL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of the Company and Merger Sub in accordance with the CICL.

Section 1.05. Memorandum and Articles of Association of Surviving Company.

At the Effective Time, the memorandum and articles of association adopted by the Surviving Company shall be in the form provided at Appendix II to the Plan of Merger, which shall be substantially in the same form as the memorandum and articles of association of Merger Sub as in effect immediately prior to the Effective Time until thereafter amended as provided by Law and such memorandum and articles of association subject to certain differences, including that at the Effective Time (a) clause I of the memorandum of association of the Surviving Company shall be amended to read as follows: “The name of the Company is “eHi Car Services Limited” and the articles of association of the Surviving Company shall be amended to refer to the name of the Surviving Company as “eHi Car Services Limited”, and (b) references therein to the authorized share capital of Merger Sub shall be amended to refer to the actual authorized share capital of the Surviving Company as approved in the Plan of Merger, if necessary.

Section 1.06. Directors and Officers.

The parties hereto shall take all actions necessary so that (a) the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Company, and (b) the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company, in each case, unless otherwise determined by Parent prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

ARTICLE II

CONVERSION OF SECURITIES; MERGER CONSIDERATION

Section 2.01. Conversion of Securities.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any securities of the Company:

(a)       (i) each Class A Common Share, par value US$0.001 per share, of the Company (each, a “Class A Share”) and (ii) each Class B Common Share, par value US$0.001 per share, of the Company (each, a Class B Share”), in each case, issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares, Company RSs and Shares represented by ADSs) shall be cancelled and cease to exist, in exchange for the right to receive US$6.75 in cash per Class A Share or Class B Share (each, a “Share”) without interest (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.04;

(b)       each American Depositary Share, representing two Class A Shares (each, an “ADS”), issued and outstanding immediately prior to the Effective Time (other than, if any, ADSs representing the Excluded Shares) shall be cancelled in exchange for the right to receive US$13.50 in cash per ADS without interest (the “Per ADS Merger Consideration”) (less US$0.05 per ADS cancellation fees), payable pursuant to the terms and conditions set forth in the Deposit Agreement, and each Class A Share represented by such ADSs shall be cancelled and cease to exist, in exchange for the right of the Depositary, as the registered holder thereof, to receive the Per Share Merger Consideration, which the Depositary will distribute to the holders of such ADSs as the Per ADS Merger Consideration pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement (less US$0.05 per ADS cancellation fees); provided, that in the event of any conflict between this Agreement and the Deposit Agreement, this Agreement shall prevail;

(c)       each of the Excluded Shares (other than Rollover Shares) and ADSs representing Excluded Shares (other than Rollover Shares), in each case, issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist without payment of any consideration or distribution therefor;

(d)       each of the Rollover Shares issued and outstanding immediately prior to the Effective Time shall continue to exist without interruption and shall thereafter be and represent one (1) validly issued, fully paid and non-assessable ordinary share, par value US$0.01 per share, of the Surviving Company without any payment of, or the right to receive, the Per Share Merger Consideration or the Per ADS Merger Consideration therefor;

(e)       each of the Dissenting Shares shall be cancelled and shall cease to exist in accordance with Section 2.03 and thereafter the holders of such Shares immediately before such cancellation shall have only the right to receive the applicable payments set forth in Section 2.03;

(f)       each ADS that represents an Excluded Share immediately prior to the Effective Time shall be surrendered to the Depositary for cancellation without payment of any consideration or distribution therefor, and each such Excluded Share underlying such cancelled ADS shall be treated as set forth in Section 2.01(c) or Section 2.01(d), as applicable;

(g)       all Shares (other than Rollover Shares), including Shares (other than Rollover Shares) represented by ADSs, issued and outstanding immediately prior to the Effective Time shall cease to be outstanding, shall be cancelled and shall cease to exist, and the register of members of the Company shall be amended accordingly; and

(h)       each ordinary share, par value US$0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable ordinary share, par value US$0.01 per share, of the Surviving Company. Such ordinary shares, together with the ordinary shares referred to in Section 2.01(d), shall constitute the only issued and outstanding share capital of the Surviving Company, which shall be reflected in the register of members of the Surviving Company.

Section 2.02. Performance Incentive Plans; Outstanding Company Options and Company RSs.

(a)       In accordance with Section 7.2 of each Performance Incentive Plan, the Company shall (i) take all actions reasonably necessary to make exercisable each Company Option issued under the Performance Incentive Plans, whether or not vested, that is then outstanding and unexercised, and (ii) deliver notice to each holder of a Company Option informing such holder that (A) such Company Option shall be exercisable during the period from receipt of such notice until immediately prior to the Effective Time (provided, that any exercise of such Company Option made exercisable pursuant to this clause (A) shall be contingent upon the Closing), (B) in accordance with Section 2.02(b), such Company Option shall be cancelled at the Effective Time to the extent not previously exercised and (C) to the extent such Company Option is cancelled in accordance with the foregoing clause (B), such holder shall have no further rights in respect of such Company Option, other than the right to receive a payment in respect thereof in accordance with Section 2.02(c) or Section 2.02(d), as applicable.

(b)       At the Effective Time, the Company shall (i) terminate the Performance Incentive Plans and any relevant award agreements entered into under the Performance Incentive Plans, (ii) cancel each Company Option issued under each Performance Incentive Plan that is outstanding and unexercised, whether or not vested or exercisable, and (iii) cancel each Company RS that is outstanding.

(c)       Each former holder (or his or her designee) of a Company Option that is cancelled at the Effective Time shall, in exchange thereof, be paid by the Surviving Company or one of its Subsidiaries, as soon as practicable (and in any event no more than five (5) Business Days) after the Effective Time (without interest), a cash amount equal to the product of (i) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Company Option and (ii) the number of Shares underlying such Company Option (whether or not then vested); provided, that if the Exercise Price of any such Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option shall be cancelled without any payment therefor. Except as set forth in this Section 2.02(c), each such holder shall have no further rights in respect of such a Company Option.

(d)       Each former holder (or his or her designee) of a Company RS that is cancelled at the Effective Time shall, in exchange thereof, be paid by the Surviving Company or one of its Subsidiaries, as soon as practicable (and in any event no more than five (5) Business Days) after the Effective Time (without interest), a cash amount equal to the Per Share Merger Consideration. Except as set forth in this Section 2.02(d), each such holder shall have no further rights in respect of such a Company RS.

(e)       Any payment under this Section 2.02 shall be made at or as soon as practicable (and in any event no more than five (5) Business Days) after the Effective Time, pursuant to the Company’s ordinary payroll practices and subject to all applicable Taxes and Tax withholding requirements. Notwithstanding the foregoing, each former holder of Company Options and Company RSs, as applicable, shall be personally responsible for the proper reporting and payment of all Taxes related to any distribution contemplated by this Section 2.02.

(f)       At or prior to the Effective Time, the Company, the Company Board or the compensation committee of the Company Board, as applicable, shall pass any resolutions and take any actions that are necessary to effectuate the provisions of this Section 2.02. The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Company will be required to issue Shares or other share capital of the Company or the Surviving Company to any person pursuant to the Performance Incentive Plans or in settlement of any Company Option or Company RS (as applicable). Without limiting Section 2.02(a), promptly following the date hereof, the Company shall deliver written notice to each holder of Company Options and/or Company RSs informing such holder of the effect of the Merger on his or her Company Options and/or Company RSs (as applicable).

Section 2.03. Dissenting Shares.

(a)       Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICL, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger, or dissenter rights, in accordance with Section 238 of the CICL (collectively, the “Dissenting Shares”, and holders of Dissenting Shares collectively being referred to as “Dissenting Shareholders”) shall be cancelled, and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the CICL.

(b)       For the avoidance of doubt, all Shares held by Dissenting Shareholders who shall have failed to exercise or who effectively shall have withdrawn or lost their dissenter rights under Section 238 of the CICL shall thereupon not be deemed to be Dissenting Shares and shall be and be deemed to have been cancelled and ceased to exist as of the Effective Time, and in consideration thereof such Dissenting Shareholders shall have the right to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 2.04. Parent shall deposit or cause to be deposited with the Paying Agent any additional funds necessary to pay in full the aggregate Per Share Merger Consideration so due and payable to such shareholders who have failed to exercise or who shall have effectively withdrawn or lost such dissenter rights under Section 238 of the CICL, in each case promptly after such additional amount is ascertained.

(c)       The Company shall give Parent (i) prompt notice of any notices of objection, notices of dissent, demands for appraisal, demands for fair value or written offers under Section 238 of the CICL received by the Company, attempted withdrawals of such notices or demands or offers and any other instruments served pursuant to applicable Law of the Cayman Islands and received by the Company relating to its shareholders’ rights to dissent from the Merger or fair value rights and (ii) the opportunity to direct all correspondence, negotiations and proceedings with respect to any such notice or demand for appraisal under the CICL. The Company shall not, except with the prior written consent of Parent, serve any notice or make any offers or payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

(d)       In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to section 238(2) of the CICL, the Company shall serve written notice of the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, on such shareholders pursuant to section 238(4) of the CICL within twenty (20) days of obtaining the Requisite Company Vote at the Shareholders’ Meeting; provided, that prior to serving any such notice, the Company shall consult with Parent with respect to such notice and shall afford Parent and its Representatives a reasonable opportunity to comment thereon.

Section 2.04. Exchange of Share Certificates, etc.

(a)       Paying Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company selected by Parent with the Company’s prior consent (such consent not to be unreasonably withheld, conditioned or delayed) to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Section 2.01(a), Section 2.01(b) and Section 2.03(b) (in the case of Section 2.03(b), when ascertained) (collectively, the “Merger Consideration”), and Parent shall enter into a paying agent agreement with the Paying Agent in form and substance reasonably acceptable to the Company. At or prior to the Effective Time or, in the case of payments pursuant to Section 2.03(b), promptly after being ascertained, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares and ADSs (other than Excluded Shares), cash in an amount sufficient to pay the Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”).

(b)       Exchange Procedures. As promptly as practicable after the Effective Time (and in any event within five (5) Business Days in the case of registered holders of the Shares), the Surviving Company shall cause the Paying Agent to mail to each person who was, at the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a): (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Parent and the Company, and shall specify the manner in which the delivery of the Exchange Fund to registered holders of Shares (other than Excluded Shares) shall be effected and contain such other provisions as Parent and the Company may mutually agree); and (ii) instructions for use in effecting the surrender of any issued share certificates representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) or Shares of registered shareholders for which there are no Share Certificates (“Uncertificated Shares”) and/or such other documents as may be required in exchange for the Per Share Merger Consideration. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or Uncertificated Shares and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Share Certificate (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) and each registered holder of Uncertificated Shares shall be entitled to receive in exchange therefor a check, in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, and any Share Certificate so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of Shares held by the Depositary immediately prior to the Effective Time (other than Excluded Shares) and (y) the Per Share Merger Consideration, and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs (other than, if any, ADSs representing Excluded Shares) upon surrender by them of the ADSs. The Surviving Company will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes, if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to holders of ADSs and the cancellation of ADSs (excluding any fees, including ADS cancellation or termination fees, payable by holders of ADSs in accordance with the Deposit Agreement). No interest shall be paid or will accrue on any amount payable in respect of the Shares or ADSs pursuant to the provisions of this Article II. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a check for any cash to be exchanged upon due surrender of the Share Certificate may be issued to such transferee if the Share Certificates, if any, that immediately prior to the Effective Time represented such Shares are presented to the Paying Agent, accompanied by all documents reasonably required by Parent to evidence and effect such transfer and to evidence that any applicable share transfer Taxes have been paid or are not applicable.

(c)       Lost Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Company or the Paying Agent, execution and delivery of an affidavit of loss and indemnity against any claim that may be made against it with respect to such Share Certificate (and, if requested by the Paying Agent, the posting by such person of a bond, in such reasonable amount as the Paying Agent may direct), the Paying Agent will pay in respect of such lost, stolen or destroyed Share Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of Shares represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01(a).

(d)       Untraceable and Dissenting Shareholders. Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, shall not be sent to holders of Shares or ADSs who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Depositary, as applicable, of their current contact details. A holder of Shares or ADSs will be deemed to be untraceable if (i) such person has no registered address in the register of members (or branch register) maintained by the Company, or the Depositary, as applicable, or (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such person either (A) has been sent to such person and has been returned undelivered or has not been cashed, or (B) has not been sent to such person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable, or (iii) notice of the Shareholders’ Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered. Monies due to Dissenting Shareholders and shareholders of the Company who are untraceable shall be returned to the Surviving Company on demand and held in a non-interest bearing bank account for the benefit of Dissenting Shareholders and shareholders of the Company (including holders of ADSs) who are untraceable. Monies unclaimed after a period of seven years from the Closing Date shall be forfeited and shall revert to the Surviving Company.

(e)       Adjustments to Merger Consideration. The Per Share Merger Consideration and the Per ADS Merger Consideration shall be equitably adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares occurring on or after the date hereof and prior to the Effective Time and to provide to the holders of Shares (including Shares represented by ADSs), Company Options and Company RSs the same economic effect as contemplated by this Agreement prior to such action.

(f)       Investment of Exchange Fund. The Exchange Fund, pending its disbursement to the holders of Shares and ADSs, shall be invested by the Paying Agent as directed by Parent; provided, that (i) Parent shall not direct the Paying Agent to make any such investments that are speculative in nature, and (ii) no such investment or losses shall affect the amounts payable to such holders, and Parent shall promptly replace or cause to be replaced any funds deposited with the Paying Agent that are lost through any investment so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to pay the Merger Consideration. Earnings from investments shall be the sole and exclusive property of Parent and the Surviving Company. Except as contemplated by Section 2.04(b), this Section 2.04(f) and Section 2.04(g), the Exchange Fund shall not be used for any other purpose.

(g)       Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of Shares or ADSs for three (3) months after the Effective Time shall be delivered to the Surviving Company upon demand, and any holders of Shares and ADSs who have not theretofore complied with this Article II shall thereafter look only to the Surviving Company for the cash to which they are entitled pursuant to Section 2.01(a) and Section 2.01(b).

(h)       No Liability. None of the Paying Agent, the Rollover Shareholders, the Sponsors, Parent, the Surviving Company or the Depositary shall be liable to any former holder of Shares for any such Shares (including Shares represented by ADSs) (or dividends or distributions with respect thereto), or cash properly delivered to a public official pursuant to any applicable abandoned property, bona vacantia, escheat or similar Law. Any amounts remaining unclaimed by such former holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Laws, the property of the Surviving Company or its designee, free and clear of all claims or interest of any person previously entitled thereto.

(i)       Withholding Rights. Each of Parent, the Surviving Company, the Paying Agent and the Depositary shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, ADSs, Company Options or Company RSs such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Tax Law. To the extent that amounts are so withheld by Parent, the Surviving Company, the Paying Agent or the Depositary, as the case may be, and paid to the applicable Tax authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, ADSs, Company Options or Company RSs in respect of which such deduction and withholding was made by Parent, the Surviving Company, the Paying Agent or the Depositary, as the case may be.

Section 2.05. No Transfers.

From and after the Effective Time, (a) no transfers of Shares shall be effected in the register of members of the Company, and (b) the holders of Shares (including Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Share Certificates presented to the Paying Agent, Parent or Surviving Company for transfer or any other reason (except for Share Certificates representing Rollover Shares) shall be canceled, in exchange for the right to receive the cash consideration to which the holders thereof are entitled under this Article II, in the case of Shares other than the Excluded Shares, and for no consideration, in the case of Excluded Shares.

Section 2.06. Termination of Deposit Agreement.

As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to JPMorgan Chase Bank, N.A. (the “Depositary”) to terminate the deposit agreement, dated November 17, 2014, between the Company, the Depositary and all holders from time to time of ADSs issued thereunder (the “Deposit Agreement”) in accordance with its terms.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (a) the Company Disclosure Schedule delivered to Parent and Merger Sub prior to or contemporaneously with the execution of this Agreement (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds in number and apply to and qualify any other section or subsection of this Agreement the relevance of which is reasonably apparent on its face from the disclosed information) or (b) the Company SEC Reports filed prior to the date of this Agreement (without giving effect to any amendment to any such Company SEC Reports filed on or after the date hereof and excluding disclosures in the Company SEC Reports contained in the “Risk Factors” and “Forward Looking Statements” sections to the extent they are general, nonspecific, forward-looking or cautionary in nature, in each case, other than any specific factual information contained therein), the Company hereby represents and warrants to Parent and Merger Sub that:

Section 3.01. Organization, Good Standing and Qualification.

(a)       The Company is an exempted company duly organized, validly existing and in good standing under the Laws of the Cayman Islands. Each of the Company’s Subsidiaries is a legal entity duly organized or formed, validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the Laws of the jurisdiction of its organization or formation, and each Group Company has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted, except where the failure of any Group Company to be so organized, existing or in good standing or of any Group Company to have such power or authority has not had and would not have a Company Material Adverse Effect. Each Group Company is duly qualified or licensed to do business, and is in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing), in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary, except for any such failure to be so qualified or licensed or in good standing as would not, individually or in the aggregate, result in or reasonably be expected to result in a Company Material Adverse Effect.

(b)       Section 3.01(b) of the Company Disclosure Schedule sets forth a true and complete list of each Group Company and each other entity in which a Group Company owns or otherwise holds any equity interest as of the date hereof, together with (i) the jurisdiction of organization or formation of each such Group Company or other entity, (ii) the percentage of the outstanding issued share capital or registered capital, as the case may be, of each such Group Company or other entity owned or otherwise held by the Group Company and (iii) the other holder(s) of equity in such Group Company or other entity. As of the date hereof, there are no other corporations, companies, partnerships or other entities in which a Group Company controls, owns, of record or beneficially, or otherwise holds any direct or indirect Equity Securities or other equity interest.

Section 3.02. Memorandum and Articles of Association.

The Company has heretofore furnished or otherwise made available to Parent a complete and correct copy of the memorandum and articles of association or equivalent organizational documents, each as amended to date, of each Group Company. Such memorandum and articles of association or equivalent organizational documents are in full force and effect as of the date hereof. No Group Company is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect.

Section 3.03. Capitalization.

(a)       The authorized share capital of the Company is US$500,000 divided into (x) 407,328,619 Class A Shares of a par value of US$0.001 per share and (y) 92,671,381 Class B Shares of a par value of US$0.001 per share. As of the close of business on April 5, 2018, (i) 74,279,018 Class A Shares are issued and outstanding (which number includes 1,027,288 Class A Shares (in the form of ADSs representing such Class A Shares) held by the Depositary for future issuance under the Performance Incentive Plans) and 65,638,557 Class B Shares are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable, (ii) 3,492,000 Shares are reserved for issuance pursuant to Company Options and 3,000 Shares are reserved for issuance upon vesting of Company RSs (and for the avoidance of doubt are not included in the number of issued and outstanding Shares set forth in clause (i)) and (iii) no Shares are held by the Company as treasury shares and no Shares are held by any Subsidiary of the Company. Each Company Option and Company RS was granted in accordance with all applicable Law and all terms and conditions of the Performance Incentive Plans and in compliance with the rules and regulations of the NYSE. All Shares subject to issuance as aforesaid, upon the vesting and/or settlement and issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

(b)       Except for the Company Options and Company RSs referred to in Section 3.03(a), the Deposit Agreement, the Company Articles and the Control Agreements, there are no options, warrants, preemptive rights, conversion rights, redemption rights, share appreciation rights, dividend equivalents, phantom stock units or similar derivative rights, performance units, repurchase rights, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character, deferred or otherwise, issued by any Group Company relating to the issued or unissued share capital of any Group Company or obligating any Group Company to issue, transfer or sell or cause to be issued, transferred or sold any Equity Securities of any Group Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of any Group Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no outstanding contractual obligations of any Group Company to repurchase, redeem or otherwise acquire any Equity Securities of any Group Company. Other than the ADSs and the Deposit Agreement, the Company has not issued and does not have outstanding any bonds, debentures, notes or other obligations that provide the holders thereof with the right to vote (or are convertible into or exchangeable or exercisable for securities having the right to vote) on any matter on which the shareholders of the Company may vote.

(c)       Section 3.03(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the close of business on April 5, 2018: (i) the name of the Company Option recipient; (ii) the number of Shares subject to such Company Option; (iii) Exercise Price of such Company Option; (iv) the date on which such Company Option was granted; and (v) the date on which such Company Option expires. The grant of each such outstanding Company Option was properly approved in compliance with the terms of the applicable Performance Incentive Plan and all applicable Laws. Except as set forth in Section 3.03(c) of the Company Disclosure Schedule, each grant of Company Options outstanding as of the date of this Agreement has been evidenced by an award agreement entered into under the Performance Incentive Plans that is substantially similar, in all material respects, to the forms of award agreements the Company has made available to Parent. Except as set forth in Section 3.03(c) of the Company Disclosure Schedule or as otherwise provided in this Agreement, there are no commitments or agreements of any character to which any Group Company is bound obligating such Group Company to accelerate or otherwise alter the vesting of any Company Option as a result of the Transactions.

(d)       Section 3.03(d) of the Company Disclosure Schedule sets forth the following information with respect to each Company RS outstanding as of the close of business on April 5, 2018: (i) the name of the Company RS recipient and (ii) the number of Shares subject to such Company RS. The grant of each such outstanding Company RS was properly approved in compliance with the terms of the applicable Performance Incentive Plan and all applicable Laws. Except as set forth in Section 3.03(d) of the Company Disclosure Schedule or otherwise provided in this Agreement, there are no commitments or agreements of any character to which any Group Company is bound obligating such Group Company to accelerate or otherwise alter the vesting of any Company RS as a result of the Transactions.

(e)       All Shares subject to issuance upon due exercise of a Company Option, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. The Company has made available to Parent accurate and complete copies of (i) the Performance Incentive Plans pursuant to which the Company has granted the Company Options and Company RSs that are currently outstanding, (ii) the form of award agreement evidencing such Company Options and Company RSs and (iii) award agreements evidencing such Company Options and Company RSs with terms that are materially different from those set forth in the form of award agreement.

(f)       The outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries and each other entity in which any Group Company owns any non-controlling interests is duly authorized, validly issued, fully paid and non-assessable, and the portion of the outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries and such other entities listed in Section 3.01(b) of the Company Disclosure Schedule that is owned by any Group Company is owned by such Group Company free and clear of all Liens or controlled by a Group Company pursuant to the Control Agreements. Such Group Company has the unrestricted right to vote, and (subject to limitations imposed by applicable Law and the applicable constitutional documents and the applicable Control Agreements) to receive dividends and distributions on, all such equity securities. The outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries is not subject to any outstanding obligations of any Group Company requiring the registration under any securities Law for sale of such share capital or registered capital, as the case may be. Except as otherwise provided in this Agreement, there are no outstanding contractual obligations of any Group Company (other than the capital contribution requirements relating to the unpaid registered capital as set forth under the articles of association of any Group Company that is incorporated in the PRC) to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any of the Company’s Subsidiaries.

Section 3.04. Authority Relative to This Agreement; Fairness.

(a)       The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Requisite Company Vote, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by the Company Board and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the Plan of Merger and the consummation by it of the Transactions, in each case, subject only to the authorization and approval of this Agreement, the Plan of Merger and the Transactions by way of (i) a shareholders’ special resolution by the affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting, (ii) a shareholders’ resolution by the affirmative vote of holders of Shares representing a majority of the aggregate voting power of the outstanding Shares of the Company and (iii) a shareholders’ resolution by the affirmative vote of holders of a majority of the total outstanding Class A Shares (collectively clauses (i), (ii) and (iii), the “Requisite Company Vote”), in each case, in accordance with Section 233(6) of the CICL and the Ninth Amended and Restated Articles of Association of the Company, adopted by special resolution on December 28, 2015 (the “Company Articles”). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (the “Bankruptcy and Equity Exception”).

(b)       As of the date hereof, the Special Committee comprises three members of the Company Board, each of whom qualifies as an “independent director” (as such term is defined in Section 303A of the New York Stock Exchange Listed Company Manual). The Company Board, acting upon the unanimous recommendation of the Special Committee, by resolutions duly adopted by a majority of the directors voting at a meeting duly called and held and not subsequently rescinded or modified in a manner adverse to Parent, has (i) determined that it is fair to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares), and declared it advisable, for the Company to enter into this Agreement and the Plan of Merger and to consummate the Transactions, including the Merger; (ii) authorized and approved the execution, delivery and performance of this Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger; (iii) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, by the holders of Shares (the “Company Recommendation”) and direct that this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, be submitted to a vote of the holders of Shares for authorization and approval by the shareholders of the Company at the Shareholders’ Meeting; and (iv) taken all such actions as may be required to enter into this Agreement and, as of the Closing Date, shall have taken all actions as may be required to be taken by the Company to effect the Transactions, including the Merger, including obtaining any necessary consents in respect of the Performance Incentive Plans.

(c)       The Special Committee has received from Duff & Phelps, LLC (the “Financial Advisor”) its written opinion, dated the date of this Agreement, subject to the limitations, qualifications and assumptions set forth therein, that the Per Share Merger Consideration to be received by the holders of Shares (other than Excluded Shares, Dissenting Shares, Shares represented by ADSs and Company RSs) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing Excluded Shares) are fair, from a financial point of view, to such holders, a copy of which opinion will be delivered to Parent promptly after the execution of this Agreement solely for informational purposes. The Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement. It is agreed and understood that such opinion may not be relied upon by Parent, Merger Sub or any of their respective Affiliates, Representatives or actual or potential sources of Financing.

Section 3.05. No Conflict; Required Filings and Consents.

(a)       The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Transactions will not, (i) assuming that the Requisite Company Vote is obtained, conflict with or violate the memorandum and articles of association of the Company or any equivalent organizational documents of any other Group Company, (ii) assuming (solely with respect to performance of this Agreement and consummation of the Transactions) that the matters referred to in Section 3.05(b) are complied with and the Requisite Company Vote is obtained, conflict with or violate any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to any Group Company or by which any property or asset of any Group Company is bound or affected, or (iii) violate, conflict with, require consent under, result in any breach of, result in loss of benefit under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of any Group Company pursuant to, any Contract to which any Group Company is a party or by which any of their respective properties or assets are bound or any Material Company Permit, except, with respect to clauses (ii) and (iii), for any such conflict, violation, breach, default, right or other occurrence that would not, individually or in the aggregate, result in or reasonably be expected to result in a Company Material Adverse Effect or prevent or materially impair or delay, or be reasonably expected to prevent or materially impair or delay, the consummation of the Merger or other Transactions.

(b)       The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any nation or government, any agency, public or regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal (each, a “Governmental Authority”), except (i) for compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder (including the joining of the Company in the filing of a Schedule 13E-3, the furnishing of a Form 6-K with the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments of the Securities and Exchange Commission (the “SEC”), if any, on such documents), (ii) for compliance with the rules and regulations of the New York Stock Exchange (the “NYSE”), (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICL, (iv) for the consents, approvals, authorizations or permits of, or filings with or notifications to, the Governmental Authorities set forth in Section 3.05(b) of the Company Disclosure Schedule (collectively, the “Requisite Regulatory Approvals”) and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, result in or reasonably be expected to result in a Company Material Adverse Effect or prevent or materially impair or delay, or be reasonably expected to prevent or materially impair or delay, the consummation of the Merger or other Transactions.

Section 3.06. Permits; Compliance with Laws.

(a)       Each Group Company is in possession of all Permits necessary for it to own, lease, operate and use its properties and assets or to carry on its business as it is now being conducted except for any Permits the absence of which would not, individually or in the aggregate, result in or reasonably be expected to result in a Company Material Adverse Effect (the “Material Company Permits”). As of the date of this Agreement, no suspension or cancellation of any of the Material Company Permits is pending or, to the knowledge of the Company, threatened. All such Material Company Permits are valid and in full force and effect. Each Group Company is in compliance, in all material respects, with the terms of the Material Company Permits. Without limiting the generality of the foregoing, all permits, licenses, approvals, filings and registrations and other requisite formalities with Governmental Authorities in the People’s Republic of China (the “PRC”) that are material to the Group Companies, taken as a whole, and are required to be obtained or made in respect of each Group Company incorporated in the PRC with respect to its capital structure and operations as it is now being conducted, including approvals, filings and registrations with the State Administration for Industry and Commerce, the Ministry of Commerce, the National Development and Reform Commission, the State Administration of Foreign Exchange (“SAFE”) and the State Administration of Taxation (“SAT”), and their respective local counterparts, have been duly completed in all material respects in accordance with applicable Laws of the PRC. For any business carried out by any Group Company in the PRC, such Group Company has not violated any Laws of the PRC that imposes any prohibition or restriction on foreign investment. Each Group Company that is organized in the PRC has complied in all material respects with all applicable Laws of the PRC regarding the contribution and payment of its registered capital.

(b)       Except as has not had and would not have a Company Material Adverse Effect, no Group Company is, or has been since December 31, 2014, in default, breach or violation of any Law applicable to it (including (i) any Law applicable to its business, (ii) any Tax Law, and (iii) any Law related to the protection of personal data) or by which any of its share, security, equity interest, property or asset is bound or affected. No Group Company has received any written notice or communication of any non-compliance with any applicable Law that has not been cured except for (x) such investigations, charges, assertions, reviews or notifications of violations the outcome of which would not, individually or in the aggregate, have a Material Company Adverse Effect and/or (y) such investigations or reviews in the trading in the securities of the Company related to the Merger.

(c)       No Group Company, no director or officer or employee of any Group Company, and, to the knowledge of the Company, no agent or any other person acting on behalf of any Group Company (collectively, the “Company Representatives”) has violated any Anticorruption Laws, nor has any Group Company or any Company Representative offered, paid, promised to pay, or authorized the payment of any money or anything of value, to any Government Official or to any person under circumstances where a Group Company or any Company Representative knew or ought reasonably to have known (after due and proper inquiry) that all or a portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to a person:

(i)       for the purpose of: (A) influencing or affecting any act or decision of a Government Official in his or her official capacity; (B) inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; (C) securing any improper advantage; (D) inducing such Government Official to influence or affect any act or decision of any Governmental Authority; or (E) assisting a Group Company or Company Representative Company or any Company Representative in obtaining or retaining business for or with, or directing business to, a Group Company or any Company Representative; or

(ii)       in a manner that would constitute or have the purpose or effect of public or commercial bribery, acceptance of or acquiescence in extortion, kickbacks, other unlawful or improper means of obtaining any improper advantage, or would otherwise violate any Anticorruption Laws.

(d)       No Group Company has conducted or initiated any internal investigation or made a voluntary, directed, involuntary or other disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any noncompliance by any Group Company or any Company Representative with any Anticorruption Laws. No Group Company or Company Representative has received any notice, request or citation for any actual or potential noncompliance with any Anticorruption Laws.

(e)       No Company Representative is a Government Official.

(f)       No Group Company or Company Representative is currently subject to any U.S. economic sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury. The Group Companies and, to the knowledge of the Company, the Company Representatives, are and have been in compliance with all applicable Laws relating to economic or financial sanctions (including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury).

(g)       To the knowledge of the Company, each holder or beneficial owner of Shares, Company Options and/or Company RSs who is a PRC resident and subject to any of the registration or reporting requirements of the SAFE Circulars or any other applicable SAFE rules and regulations (collectively, the “SAFE Rules and Regulations”), has complied with such reporting and/or registration requirements under the SAFE Rules and Regulations with respect to its investment in the Company. Neither the Company nor, to the knowledge of the Company, such holder or beneficial owner has received any inquiries, notifications, orders or any other forms of official correspondence from SAFE or any of its local branches with respect to any actual or alleged non-compliance with the SAFE Rules and Regulations.

Section 3.07. SEC Filings; Financial Statements.

(a)       The Company has timely filed or otherwise furnished (as applicable) all forms, reports, statements, schedules and other documents required to be filed with or furnished to the SEC by the Company (collectively, the “Company SEC Reports”). As of the date of filing, in the case of Company SEC Reports filed pursuant to the Exchange Act (and to the extent such Company SEC Reports were amended, then as of the date of filing of such amendment), and as of the date of effectiveness in the case of Company SEC Reports filed pursuant to the Securities Act of 1933, as amended (the “Securities Act”) (and to the extent such Company SEC Reports were amended, then as of the date of effectiveness of such amendment), the Company SEC Reports (i) complied as to form in all material respects with either the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, each as in effect on the date so filed or effective, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading as of its filing date or effective date (as applicable). As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Company SEC Reports.

(b)       Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Reports was prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents, in all material respects, the consolidated financial position, results of operations, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments which are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with GAAP except as may be noted therein or to the extent that such information has been amended or superseded by later Company SEC Reports filed prior to the date hereof.

(c)       Except as and to the extent set forth on the audited annual report of the Group Companies on Form 20-F filed with the SEC on April 27, 2017, including the notes thereto, no Group Company has outstanding (i) any Indebtedness or any commitments therefor, or (ii) any other liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) that are required in accordance with GAAP to be disclosed or reflected or reserved in the consolidated financial statements of the Group Companies, except for Indebtedness or any commitments therefor or other liabilities or obligations (A) incurred in the ordinary course of business consistent with past practice since December 31, 2016, (B) incurred pursuant to this Agreement or in connection with the Transactions, or (C) that do not, or would not reasonably be expected to, result in a Company Material Adverse Effect.

(d)       The Company has made available to Parent complete and correct copies of all material amendments and modifications that have not been filed by the Company with the SEC to all agreements, documents and other instruments that previously had been filed by the Company with the SEC and are currently in effect.

(e)       The Company has timely filed and made available to Parent all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Report. The Company is in compliance, in all material respects, with all provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it. The Company and each Group Company have established and maintain disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act to ensure that all material information concerning the Company and its Subsidiaries required to be disclosed by the Company in the reports it files under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and related forms, and that such information is accumulated and communicated to the Company’s chief executive officer and chief financial officer (or persons performing similar functions), as appropriate, to allow timely decisions regarding required disclosure. Neither the Company nor, to the knowledge of the Company, its independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the internal controls and procedures of the Company that are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial data. To the knowledge of the Company, there is, and since December 31, 2014, there has been, no fraud or allegation of fraud, whether or not material, that involves (or involved) the management of the Company or other employees who have (or had) a significant role in the internal controls over financial reporting utilized by the Company. Since December 31, 2016, there have been no changes in the Company’s internal control over financial reporting (as such term is defined in the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. As used in this Section 3.07, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(f)       The Group Companies maintain a system of internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

(g)       The Company is in compliance, in all material respects, with the applicable listing and corporate governance rules and regulations of the NYSE, subject to availing itself of any “home country” exemption from such rules and regulations available to a “foreign private issuer” (as defined under the Exchange Act and under the relevant rules and regulations of the NYSE).

(h)       There are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of any type with respect to any Group Company that have not been described in the Company SEC Reports and no Group Company has any obligation to enter into any such arrangements.

(i)       Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer or auditor of the Company or any of its Subsidiaries, has received or been informed of any credible complaint, allegation, assertion or claim, whether written or oral, regarding a deficiency with the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls reasonably likely to lead to material non-compliance by the Company with GAAP or the Exchange Act (including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices), which complaint, allegation, assertion or claim was not appropriately addressed or otherwise cured. No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or their respective officers, directors, employees or agents to the Company Board or any committee thereof.

Section 3.08. Proxy Statement.

The information supplied by the Company for inclusion in the Proxy Statement (including any amendment or supplement thereto or document incorporated by reference therein) and the Schedule 13E-3 (including any amendment or supplement thereto or document incorporated by reference therein) shall not (i) on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Shareholders’ Meeting, contain any untrue statement of any material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) on the date the Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 3.09. Absence of Certain Changes or Events.

Since December 31, 2016 and through the date hereof, except as expressly contemplated by this Agreement, each Group Company has conducted business in all material respects in the ordinary course, and without limiting the generality of the foregoing, there has not been (a) any Company Material Adverse Effect; (b) any declaration, setting aside or payment of any dividend or other distribution in cash, stock, property or otherwise in respect of any Group Company’s Equity Securities, except for any dividend or distribution by a Group Company to another Group Company; (c) any redemption, repurchase or other acquisition of any Equity Securities of any Group Company by a Group Company (other than (x) the repurchase of Shares to satisfy obligations under the Performance Incentive Plans or other similar plans or arrangements, including the withholding of Shares in connection with the exercise of Company Options in accordance with the terms and conditions of such Company Options, or (y) the redemption of Class B Shares in connection with the conversion thereof to Class A Shares in accordance with the Company Articles); (d) any material change by the Company in its accounting principles, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto; or (e) any material Tax election made by the Company or any of its Subsidiaries or any settlement or compromise of any material Tax liability by the Company or any of its Subsidiaries, other than in the ordinary course of business.

Section 3.10. Absence of Litigation.

Except as set forth in Section 3.10 of the Company Disclosure Schedule, there is no litigation, hearing, suit, claim, action, proceeding or investigation (an “Action”) pending or, to the knowledge of the Company, threatened against any Group Company, or any share, security, equity interest, property or asset of any Group Company, before any Governmental Authority that (i) would be material to the Group Companies, taken as a whole, or (ii) has enjoined, restrained, prevented, materially delayed or materially impeded, or seeks to, or would reasonably be expected to, enjoin, restrain, prevent, materially delay or materially impede, the consummation of the Merger or the other Transactions or the performance by the Company of its obligations under this Agreement. No Group Company, nor any share, security, equity interest, or material property or asset of any Group Company is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, except those that would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.11. Labor and Employment Matters.

(a)       No Group Company is a party to or bound by any collective bargaining agreement, trade union, works council or other labor union Contract applicable to persons employed by it, and there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit relating to any employee of any Group Company. Except those that would not have, individually or in the aggregate, a Company Material Adverse Effect, there are no unfair labor practice complaints pending or, to the knowledge of the Company, threatened against any Group Company before any Governmental Authority and there is no organized strike, slowdown, work stoppage or lockout, or similar activity or, to the knowledge of the Company, threatened against or involving any Group Company.

(b)       Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, each Group Company (i) is in compliance with all applicable Laws relating to employment and employment practices, including those related to wages, work hours, shifts, overtime, Social Security Benefits, holidays and leave, collective bargaining terms and conditions of employment and the payment and withholding of Taxes and other sums as required by the appropriate Governmental Authority, and (ii) is not liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (A) there is no claim with respect to payment of wages, salary or overtime pay that has been asserted or is now pending or, to the knowledge of the Company, threatened before any Governmental Authority with respect to any persons currently or formerly employed by any Group Company, (B) there is no charge or proceeding with respect to a violation of any occupational safety or health standards that has been asserted or is now pending or, to the knowledge of the Company, threatened with respect to any Group Company, and (C) there is no charge of discrimination in employment or employment practices, for any reason, including, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or, to the knowledge of the Company, threatened against any Group Company before any Governmental Authority in any jurisdiction in which any Group Company has employed or currently employs any person.

(c)       The Company has made available to Parent true and complete copies of each Company Employee Plan and each Company Employee Agreement including all material amendments thereto (provided, that for Company Employee Agreements that are standard form agreements, the form, rather than each individual agreement, has been made available to Parent, with the exception that any Company Employee Agreement that deviates materially from the form have been separately made available to Parent).

(d)       Each Company Employee Plan is and has at all times been operated and administered in compliance with the provisions thereof and all applicable legal requirements in all material respects. There are no material claims (other than for benefits incurred in the ordinary course) or legal proceedings pending, or, to the knowledge of the Company, threatened against any Company Employee Plan or against the assets of any Company Employee Plan.

(e)       Except as contemplated otherwise under this Agreement, no Company Employee Plan or Company Employee Agreement exists that, as a result of the execution of this Agreement, shareholder approval of this Agreement, or the consummation of the Transactions (whether alone or in connection with any subsequent event(s), such as a termination of employment), will entitle any current or former director, officer, employee or consultant of any Group Company to (i) material compensation or benefits (including any severance payment or benefit) or any material increase in compensation or benefits upon any termination of employment on or after the date of this Agreement, or (ii) accelerate the time of payment or vesting or result in any payment or funding of compensation or benefits under, increase the amount payable or result in any other obligation pursuant to, any of the Company Employee Plans or Company Employee Agreements.

(f)       No Group Company nor any of its ERISA Affiliates has at any time since December 31, 2014 sponsored or been obligated to contribute to, or had any liability in respect of, (i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (including any “multiemployer plan” within the meaning of Section (3)(37) of ERISA), (ii) a “multiple employer plan” as defined in Section 413(c) of the Code, or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(g)       The Group Companies maintain no obligations to gross-up or reimburse any individual for any Tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

Section 3.12. Real Property; Title to Assets.

(a)       Section 3.12(a) of the Company Disclosure Schedule sets forth the address and description of each Owned Real Property (including the particulars and the issue date of the State-owned Land Use Certificate and Building Ownership Certificate for each Owned Real Property in the PRC). With respect to each Owned Real Property: (i) the relevant Group Company has good and marketable title (or, in the PRC, validly granted land use rights or building ownership rights, as applicable) to such Owned Real Property, free and clear of all Liens, except Permitted Encumbrances, (ii) no Group Company has leased or otherwise granted to any person the right to use or occupy such Owned Real Property or any portion thereof, (iii) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein, and (iv) the relevant Group Company is the only party in possession of such Owned Real Property. No Group Company is a party to any Contract, agreement or option to purchase any material real property or interest therein.

(b)       Section 3.12(b) of the Company Disclosure Schedule sets forth the address of each of the top twenty Leased Real Properties, as measured by unaudited revenue for the period from January 1, 2017 through June 30, 2017, and a true and complete list of all Leases to which such Leased Real Properties are subject (including the date and name of the parties to each such Lease). The Company has delivered or otherwise made available to Parent a true and complete copy of each such Lease. Except as would not otherwise be material to the Group Companies, taken as a whole, with respect to each of the Material Leases: (i) such Material Lease is legal, valid, binding, enforceable and in full force and effect, subject to the Bankruptcy and Equity Exception; (ii) the Group Companies’ possession and quiet enjoyment of the Leased Real Property under such Material Lease has not been disturbed and, to the knowledge of the Company, there are no disputes with respect to such Lease; and (iii) neither any Group Company nor, to the knowledge of the Company, any other party to the Material Lease is in breach or default under such Material Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Material Lease.

(c)       The Owned Real Property identified in Section 3.12(a) of the Company Disclosure Schedule and the Leased Real Property identified in Section 3.12(b) of the Company Disclosure Schedule (collectively, the “Company Real Property”) comprise all of the material real property used or intended to be used in, or otherwise related to, the business of the Group Companies as of the date hereof. All certificates of occupancy and Permits of any Governmental Authority necessary or useful for the current use and operation of each Company Real Property have been obtained and have been complied with in all material respects. No default or violation, or event that with the lapse of time or giving of notice or both would become a default or violation, has occurred in the due observance of any such Permit. There does not exist any actual or, to the knowledge of the Company, threatened or contemplated condemnation or eminent domain proceedings that affect any Company Real Property or any part thereof, and no Group Company has received any notice, oral or written, of the intention of any Governmental Authority or other person to take or use all or any part thereof.

(d)       To the knowledge of the Company, (i) all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Company Real Property (the “Improvements”) are in good condition and repair and sufficient for the operation of the business of the Group Companies, (ii) there are no structural deficiencies or latent defects materially affecting any of the Improvements, and (iii) there are no facts or conditions affecting any of the Improvements which would materially interfere with the use or occupancy of the Improvements or any portion thereof in the operation of the business of the Company and the Company Subsidiaries.

(e)       Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other properties and assets necessary to conduct their respective businesses as currently conducted (excluding Owned Real Property, Leased Real Property and Intellectual Property), in each case free and clear of all Encumbrances, except Permitted Encumbrances. The material machinery, equipment and other material tangible personal property and assets owned or used by the Company and its Subsidiaries are (i) usable in the ordinary course of business and, in all material respects, are adequate and suitable for the uses to which they are being put, and (ii) are in good and working order, repair and operating condition, reasonable wear and tear and immaterial defects excepted.

Section 3.13. Intellectual Property.

(a)       The Company and its Subsidiaries have valid and enforceable rights to use all material Intellectual Property used in, or necessary to conduct, the business of the Company or its Subsidiaries as it is currently conducted (the “Company Intellectual Property”), free and clear of all Liens (other than Permitted Encumbrances).

(b)       Neither the Company nor any of its Subsidiaries has received written notice of any claim that it, or the business or activities conducted by it (including the commercialization and exploitation of its products and services), is infringing, diluting or misappropriating or has infringed, diluted or misappropriated any Intellectual Property right of any person, including any demands or unsolicited offers to license any Intellectual Property. Neither the Company nor any of its Subsidiaries nor the business or activities conducted by the Company or any of its Subsidiaries (including the commercialization and exploitation of their products and services) infringes, dilutes or misappropriates or has infringed, diluted or misappropriated any Intellectual Property rights of any person. To the knowledge of the Company, no person (including current and former officers, employees, consultants and contractors of any Group Company) is currently infringing, diluting or misappropriating Intellectual Property owned by the Company or any Subsidiary of the Company.

(c)       There are no pending or, to the knowledge of the Company, threatened Actions by any person challenging the validity or enforceability of, or the use or ownership by the Company or any of its Subsidiaries of, any of the Company Intellectual Property.

(d)       All current or former officers, employees, consultants, or contractors of the Company and its Subsidiaries who have participated in the creation or development of any Company Intellectual Property, have executed and delivered to the Company or such Subsidiary of the Company a valid and enforceable agreement (i) providing for the non-disclosure by such person of confidential information and (ii) providing for the assignment by such person to the Company or such Subsidiary of the Company of any Intellectual Property developed or arising out of such person’s employment by, engagement by or contract with the Company or such Subsidiary of the Company and, to the knowledge of the Company, no such officer, employee, consultant or contractor is in material violation of any term of any such agreement.

(e)       The Company and its Subsidiaries have taken all actions reasonably necessary to (i) maintain and protect each material item of Intellectual Property that they own, and (ii) protect the confidentiality and value of their trade secrets and other know-how. Immediately subsequent to the Effective Time, the Company Intellectual Property shall be owned by or available for use by the Company and its Subsidiaries on terms and conditions materially identical to those under which the Company and its Subsidiaries owned or used the Company Intellectual Property immediately prior to the Effective Time.

(f)       The Company IT Assets are adequate for, and operate and perform in accordance with their documentation and functional specifications and otherwise as required in connection with, the operation of the Company’s business and the Company and its Subsidiaries have implemented reasonable backup, security and disaster recovery measures and technology consistent with industry practices in the PRC.

(g)       Except as would not be material to the Group Companies, taken as a whole, each Group Company has complied with all applicable PRC Law regarding collecting, accessing, using, disclosing, electronically transmitting, securing, sharing, transferring and storing personally identifiable data, including national, state, provincial, local laws or regulations regarding (i) data privacy and information security, (ii) data breach notification (as applicable), and/or (iii) trespass, computer crime and other laws governing unauthorized access to or use of electronic data. Each Group Company has in place, and takes steps reasonably designed to assure material compliance with such, privacy security policies and procedures.

Section 3.14. Taxes.

(a)       Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, each Group Company has duly filed all Tax returns and reports required to be filed by it and has paid and discharged all Taxes required to be paid or discharged, other than such payments as are being contested in good faith by appropriate proceedings. All such Tax returns are true, accurate and complete in all material respects. As of the date hereof, no taxing authority is asserting in writing or, to the knowledge of the Company, threatening to assert against any Group Company any material deficiency or claim for any Taxes. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, each Group Company has properly and duly withheld, collected and deposited all Taxes that are in the Company’s reasonable judgment required to be withheld, collected and deposited under applicable Law. No Group Company has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any material Tax.

(b)       No Group Company incorporated outside of the PRC takes the position for tax purposes that it is a “resident enterprise” of the PRC or tax resident in any jurisdiction other than its jurisdiction of formation.

(c)       Each Group Company has, in accordance with applicable Law, duly registered with the relevant Governmental Authority, obtained and maintained the validity of all national and local tax registration certificates and complied in all material respects with all requirements imposed by such Governmental Authorities. Each submission made by or on behalf of any Group Company to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates was accurate and complete in all material respects. As of the date hereof, no suspension, revocation or cancellation of any such Tax exemptions, preferential treatments or rebates is pending or, to the Company’s knowledge threatened.

Section 3.15. No Secured Creditors; Solvency.

(a)       The Company does not have any secured creditors holding a fixed or floating security interest.

(b)       No Group Company has taken any steps to seek protection pursuant to any bankruptcy Law, nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any knowledge of any fact which would reasonably lead a creditor to do so. The Group Companies on a consolidated basis are not, as of the date hereof, Insolvent.

Section 3.16. Material Contracts.

(a)       Except for this Agreement, the Contracts filed as exhibits to the Company SEC Reports, and the Contracts listed in Subsections (i) through (xx) of Section 3.16(a) of the Company Disclosure Schedule, as of the date hereof, none of the Company or any of its Subsidiaries is a party to or bound by the following Contracts:

(i)        any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii)       any Contract relating to the formation, creation, operation, management or control of any Subsidiary of the Company or any other partnership, joint venture, strategic collaboration, global affiliation or business cooperation, limited liability company or similar arrangement;

(iii)       any Contract involving a loan (other than accounts receivable from trade debtors in the ordinary course of business) or advance to (other than travel and entertainment allowances to the employees of the Company and any of its Subsidiaries extended in the ordinary course of business), or investment in, any person or any Contract relating to the making of any such loan, advance or investment for more than US$5,000,000;

(iv)      any Contract involving Indebtedness of the Company or any of its Subsidiaries of more than US$5,000,000;

(v)       any Contract (including so called take-or-pay or keep-well agreements) under which any person (other than the Company or any of its Subsidiaries) has directly or indirectly guaranteed Indebtedness of the Company or any of its Subsidiaries of more than US$5,000,000;

(vi)      any Contract granting or evidencing a Lien on any properties or assets of the Company or any of its Subsidiaries with value of more than US$5,000,000, other than a Permitted Encumbrances;

(vii)     any management service, consulting, financial advisory or any other similar type Contract and all Contracts with investment or commercial banks;

(viii)    any Contract for the acquisition, disposition, sale, transfer or lease (including leases in connection with financing transactions) of properties or assets of the Company or any of its Subsidiaries that have a fair market value or purchase price of more than US$5,000,000 (by merger, purchase or sale of assets or stock or otherwise) entered into since December 31, 2014 or, if prior to that date, have representations, warranties or indemnities that remain in effect or as to which claims are pending;

(ix)       any Contracts involving any resolution or settlement of any actual or threatened litigation, arbitration, claim or other dispute with amount in controversy greater than US$5,000,000;

(x)        any Contract involving a standstill or similar arrangement;

(xi)       any non-competition Contract or other Contract that purports to limit, curtail or restrict in any material respect the ability of the Company or any of its Subsidiaries to compete in any geographic area, industry or line of business;

(xii)      any Contract for the employment of any senior executive officer;

(xiii)     any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any person or assets that have a fair market value or purchase price of more than US$5,000,000;

(xiv)    any Contract (other than Contracts granting Company Options, or Company RSs) giving the other party the right to terminate such Contract as a result of this Agreement or the consummation of the Transactions, including the Merger, where (A) such Contract requires any payment in excess of US$5,000,000 to be made by the Company or any of its Subsidiaries in any calendar year or (B) the value of the outstanding receivables due to the Company and its Subsidiaries under such Contract is in excess of US$5,000,000 in any calendar year;

(xv)     any Contract that contains restrictions with respect to (A) payment of dividends or any distribution with respect to equity interests of the Company or any of its Subsidiaries, (B) pledging of share capital of the Company or any of its Subsidiaries or (C) issuance of guarantee by the Company or any of its Subsidiaries;

(xvi)    any Contract providing for (A) a license, covenant not to sue or other right granted by any Third Party under any Intellectual Property to the Company or any of its Subsidiaries, (B) a license, covenant not to sue or other right granted by the Company or any of its Subsidiaries to any Third Party under any Intellectual Property, (C) an indemnity of any person by the Company or any of its Subsidiaries against any charge of infringement, misappropriation, unauthorized use or violation of any Intellectual Property right, or (D) any royalty, fee or other amount payable by the Company or any of its Subsidiaries to any person by reason of the ownership, use, sale or disposition of Intellectual Property, in each case of clauses (A) through (D), other than agreements for off-the-shelf Software and such Contracts that are not material to business of the Group Companies, taken as a whole, and in each case of clauses (C) and (D), other than Contracts entered into by the Company and its Subsidiaries in the ordinary course of business;

(xvii)   any Contract granting rights in respect of exclusivity, “most favored nation” or similar rights;

(xviii)  any Contract between or among the Company or any of its Subsidiaries, on the one hand, and any of their respective Affiliates (other than the Company or any of its Subsidiaries), on the other hand, that involves payments of more than US$5,000,000 in any one year;

(xix)     each Control Agreement and any other any Contract which (A) provides the Company with effective control over any of its Subsidiaries in respect of which it does not, directly or indirectly, own a majority of the equity interests (each, an “Operating Subsidiary”), (B) provides the Company or any of its Subsidiaries the right or option to purchase the equity interests in any Operating Subsidiary, or (C) transfers economic benefits from any Operating Subsidiary to any other Subsidiary of the Company;

(xx)     any Contract between the Company or any of its Subsidiaries and any director or executive officer of the Company or any person beneficially owning five percent or more of the outstanding Shares required to be disclosed pursuant to Item 7B or Item 19 of Form 20-F under the Exchange Act (including those that would be required to be disclosed if the Form 20-F were filed as of the date hereof); or

(xxi)     any other Contract which, if terminated, could reasonably be expected to result in a Company Material Adverse Effect.

Each such Contract described in clauses (i) to (xxi) and each such Contract that would be a Material Contract if it had not been filed as an exhibit to the Company SEC Reports is referred to herein as a “Material Contract.”

(b)       Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Material Contract is a legal, valid and binding obligation of a Group Company, as applicable, in full force and effect and enforceable against such Group Company in accordance with its terms, subject to the Bankruptcy and Equity Exception; (ii) to the knowledge of the Company, each Material Contract is a legal, valid and binding obligation of the counterparty thereto, in full force and effect and enforceable against such counterparty in accordance with its terms, subject to the Bankruptcy and Equity Exception; (iii) no Group Company and, to the knowledge of the Company, no counterparty, is or is alleged to be in breach or violation of, or default under, any Material Contract; (iv) to the knowledge of the Company, no person intends to terminate any Material Contract; and (v) neither the execution of this Agreement nor the consummation of any Transaction shall constitute a default under, give rise to cancellation rights under, or otherwise adversely affect any of the rights of any Group Company under any Material Contract. The Company has furnished or made available to Parent true and complete copies of all Material Contracts, including any amendments thereto.

Section 3.17. Environmental Matters.

Except as would not, individually or in the aggregate, result in or reasonably be expected to result in a Company Material Adverse Effect, (a) each Group Company is in compliance with all applicable Environmental Law and has obtained and possesses all permits, licenses, reports and other authorizations currently required for its establishment and operation under any Environmental Law (the “Environmental Permits”), and all such Environmental Permits are in full force and effect, (b) no property currently or formerly owned or operated by any Group Company has been contaminated with or is releasing any Hazardous Substance in a manner that would reasonably be expected to require remediation or other action pursuant to any Environmental Law, (c) no Group Company has received any notice, demand, letter, claim or request for information alleging that any Group Company is in violation of or liable under any Environmental Law that remains unresolved, and (d) no Group Company is subject to any order, decree or injunction with any Governmental Authority or agreement with any Third Party concerning liability under any Environmental Law or relating to Hazardous Substances.

Section 3.18. Insurance.

The Group Companies maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in compliance with applicable Law in all material aspects and in accordance with normal industry practice for companies engaged in businesses similar to that of the Group Companies in the PRC (taking into account the cost and availability of such insurance in the PRC), including, but not limited to, directors and officers insurance. The Company has made available to Parent prior to the date of this Agreement a copy of each material insurance policy maintained by the Group Companies. No notice of cancellation or modification has been received by any Group Company with respect to any such insurance policy, and there is no existing default or event which, with or without due notice or lapse of time or both, would constitute a default, by any insured thereunder. No Group Company has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost. None of the Group Companies have received any written notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of its respective insurance policies. The business, activities and operations of each Group Company have been conducted in compliance with all applicable Laws regarding the sale or issuance of, or otherwise relating to, insurance in all material respects.

Section 3.19. Anti-Takeover Provisions.

The Company is not party to a shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan. The Company Board has taken all necessary action so that any takeover, anti-takeover, moratorium, “business combination”, “fair price”, “control share” or other similar Laws enacted under any Laws applicable to the Company other than the CICL (each, a “Takeover Statute”) do not, and will not, apply to this Agreement, the Merger or the other Transactions.

Section 3.20. Brokers.

Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.21. Variable Interest Entities.

Each party to the Control Agreements has the legal right, power and authority (corporate or otherwise) to enter into and perform its respective obligations under the Control Agreements and has duly authorized, executed and delivered, each of the Control Agreements. Each of the Control Agreements constitutes a valid and legally binding obligation of each party thereto, enforceable in accordance with its terms, except as enforceability may be limited by the Bankruptcy and Equity Exception. The Company possesses, through the Control Agreements, the power to direct or cause the direction of the management and policies of the VIEs and there is no agreement or understanding to rescind, amend or otherwise modify the terms of the Control Agreements.

Section 3.22. Vehicle Contracts.

Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (a) each Vehicle Contract is a legal, valid and binding obligation of a Group Company, as applicable, in full force and effect and enforceable against such Group Company in accordance with its terms, subject to the Bankruptcy and Equity Exception; (b) to the knowledge of the Company, each Vehicle Contract is a legal, valid and binding obligation of the counterparty thereto, in full force and effect and enforceable against such counterparty in accordance with its terms, subject to the Bankruptcy and Equity Exception; (c) no Group Company and, to the knowledge of the Company, no counterparty, is or is alleged to be in breach or violation of, or default under, any Vehicle Contract; (d) to the knowledge of the Company, no person intends to terminate any Vehicle Contract; and (e) neither the execution of this Agreement nor the consummation of any Transaction shall constitute a default under, give rise to cancellation rights under, or otherwise adversely affect any of the rights of any Group Company under any Vehicle Contract.

Section 3.23. No Other Representations or Warranties.

Except for the representations and warranties contained in this Article III, each of Parent and Merger Sub acknowledges that neither the Company nor any other person on behalf of the Company makes any other express or implied representation or warranty with respect to any Group Company or their respective business, operations, assets, liabilities, properties, condition (financial or otherwise) or prospects, or with respect to any other information provided to Parent or Merger Sub or any of their respective Affiliates, Representatives or sources of Financing, including any documentation, forecasts or other information, in connection with the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 4.01. Corporate Organization.

Each of Parent and Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent or Merger Sub to perform their material obligations under this Agreement. Parent has heretofore made available to the Company complete and correct copies of the memorandum and articles of association of Parent and Merger Sub, each as amended to date, and each as so delivered is in full force and effect.

Section 4.02. Authority Relative to This Agreement.

Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement and the Plan of Merger or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.03(b)). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.03. No Conflict; Required Filings and Consents.

(a)       The execution and delivery of this Agreement and the Plan of Merger by Parent and Merger Sub do not, and the performance of this Agreement and the Plan of Merger by Parent and Merger Sub will not, (i) conflict with or violate the memorandum and articles of association of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.03(b) have been obtained and all filings and obligations described in Section 4.03(b) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected or (iii) result in any breach of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of Parent or Merger Sub pursuant to, any Contract or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent and Merger Sub to perform their material obligations under this Agreement.

(b)       The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for filings and/or notices pursuant to Section 13 of the Exchange Act and the rules and regulations thereunder, (ii) for compliance with the rules and regulations of the NYSE, (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICL, and (iv) for the Requisite Regulatory Approvals.

(c)       Except as contemplated under the Financing Documents, Merger Sub has no secured creditors holding a fixed or floating security interest.

Section 4.04. Capitalization.

(a)       The authorized share capital of Parent consists solely of 1,000,000 ordinary shares, par value of US$0.01 each. As of the date of this Agreement, one ordinary share of Parent was issued and outstanding, which is duly authorized, validly issued, fully paid and non-assessable and is owned by Midco. Parent was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than the Financing Documents, the Contribution and Support Agreement and those incident to its formation and capitalization pursuant to this Agreement and the Transactions.

(b)       The authorized share capital of Merger Sub consists solely of 1,000,000 ordinary shares, par value of US$0.01 each, all of which are validly issued and outstanding, duly authorized and fully paid and non-assessable. All of the issued and outstanding share capital of Merger Sub is, as of the date of this Agreement, and at the Effective Time will be, owned by Parent. Merger Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Transactions.

Section 4.05. Available Funds and Financing.

(a)       Parent has delivered to the Company true and complete copies of (i) an executed commitment letter from the financial institutions named therein (as the same may be amended or modified pursuant to Section 6.07, the “Debt Commitment Letter”) (which may be redacted with respect to provisions relating to fees and market flex provisions that would not affect the conditionality, enforceability, availability, termination or the aggregate principal amount of the Debt Financing), confirming their respective commitments, subject to the terms and conditions thereof, to provide or cause to be provided the respective debt amounts set forth therein, together with, unless the context otherwise requires, any debt securities issued in lieu thereof, in connection with the Transactions (the “Debt Financing”), and (ii) executed equity commitment letters from the Sponsors or their respective Affiliates (as the same may be supplemented or amended from time to time in accordance with this Agreement, the “Equity Commitment Letters” and, together with the Debt Commitment Letter and/or, if applicable the Alternative Financing Documents, the “Financing Documents”) pursuant to which each of the Sponsors has committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions thereof, equity securities of Holdco, up to the aggregate amount set forth therein (the “Equity Financing” and, together with the Debt Financing and/or, if applicable, the Alternative Financing, the “Financing”).

(b)       As of the date hereof (i) each of the Financing Documents is in full force and effect and is a legal, valid and binding obligation of Parent and/or Merger Sub (as applicable and subject to the Bankruptcy and Equity Exception) and, to the knowledge of Parent, the other parties thereto (subject to the Bankruptcy and Equity Exception), and (ii) none of the Financing Documents has been amended or modified and no such amendment or modification (other than as permitted by Section 6.07 or this Section 4.05) is contemplated, and the respective commitments contained in the Financing Documents have not been withdrawn or rescinded in any material respect (other than as permitted by Section 6.07 or this Section 4.05). Assuming (A) the Financing is funded in accordance with the Financing Documents, and (B) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 7.01 and Section 7.02 or the waiver of such conditions, as of the date hereof, the net proceeds of the Financing contemplated by the Financing Documents will be sufficient for Merger Sub and the Surviving Company to pay (1) the Merger Consideration, and (2) any other amounts required to be paid in connection with the consummation of the Transactions (including amounts payable in connection with the Consent Solicitation) upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith. The Financing Documents contain all of the conditions precedent (or, where applicable, refer to customary conditions precedent for a transaction of the nature contemplated by the Financing Documents) to the obligations of the parties thereunder to make the Financing available to Holdco, Midco, Parent or Merger Sub on the terms and conditions contained therein. As of the date hereof, there are no side letters or other agreements, Contracts or arrangements (whether written or oral) to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Financing other than (y) as expressly set forth in the Financing Documents and (z) any customary engagement letter, fee letter and non-disclosure agreements that do not impact the conditionality, availability or amount of the Financing. As of the date hereof, no event has occurred that, with or without notice, lapse of time or both, would either (I) constitute a default or breach under the Financing Documents on the part of Parent or Merger Sub or, to the knowledge of Parent, any other parties thereto, and that, in the case of the Debt Commitment Letter and/or, if applicable, the Alternative Financing Documents, would permit the respective lenders thereunder to, in accordance with the respective terms and conditions thereof, not fund the full amount of the Debt Financing and/or, if applicable, the Alternative Financing upon satisfaction of the conditions set forth in Article VII, or (II) prevent or materially delay the other parties thereto from providing or funding, as applicable, any portion of the Financing. As of the date of this Agreement, subject to the accuracy of the representations and warranties of the Company set forth in Article III, and the satisfaction of the conditions set forth in Section 7.01 and Section 7.02, Parent has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Financing Documents or that any of the conditions to the Financing that are required to be satisfied by Parent or Merger Sub will not be satisfied or that the Financing will not be available to Parent or Merger Sub at the Effective Time. For the avoidance of doubt, Parent is not making any representation or warranty regarding the effect of the inaccuracy of the representations and warranties in Article III or compliance by the Company with its obligations hereunder.

Section 4.06. Brokers.

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.07. Guarantees.

Assuming the due authorization, execution and delivery by the Company, each Guarantee is in full force and effect and is a legal, valid and binding obligation of the Guarantor that executed it, subject to the Bankruptcy and Equity Exception, and no event has occurred that, with or without notice, lapse of time or both, would constitute a default on the part of such Guarantor under such Guarantee.

Section 4.08. Absence of Litigation.

To the knowledge of Parent and Merger Sub, as of the date hereof, (a) there is no material Action pending or threatened against Parent or Merger Sub nor any of their respective Affiliates before any Governmental Authority and (b) neither Parent nor Merger Sub nor any of their respective Affiliates is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, in each case that seeks to, or would reasonably be expected to prevent or materially impair or delay the consummation of the Merger or other Transactions.

Section 4.09. Ownership of Company Shares.

As of the date hereof, other than (a) the Rollover Shares, (b) the ADSs that may be deemed to be beneficially owned by BPEA Teamsport Limited pursuant to the Tiger SPA, and (c) Company Options and Company RSs held by the Chairman, none of Parent, Merger Sub, Holdco, Midco, the Chairman or the Sponsors beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in the Company.

Section 4.10. Solvency.

Neither Parent nor Merger Sub is entering into the Transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to all of the Transactions contemplated hereby, including the Financing (and any Alternative Financing, if applicable) and the payment of the Merger Consideration and all other amounts required to be paid in connection with the consummation of the Transactions, assuming (a) satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth herein, or the waiver of such conditions and (b) the accuracy of the representations and warranties of the Company set forth in Article III (for such purposes, the representations and warranties that are qualified as to materiality or “Company Material Adverse Effect” shall be true and correct in all respects and those not so qualified shall be true and correct in all material respects), the Surviving Company will be solvent (as such term is used under the Laws of the Cayman Islands) at and immediately after the Effective Time.

Section 4.11. Parent Group Contracts.

Parent has delivered to the Company and the Special Committee a true and complete copy of each of: (a) the Consortium Term Sheet, (b) the Tiger SPA, (c) the Equity Commitment Letters, (c) the Guarantees, (d) the Contribution and Support Agreement and (e) the Interim Investors Agreement (collectively, the “Parent Group Contracts”), including all amendments thereto or modifications thereof. As of the date hereof, other than the Parent Group Contracts, there are no side letters or other oral or written Contracts, agreements, arrangements or understandings (whether or not legally enforceable) (i) relating to the Transactions between or among Parent, Merger Sub, any Rollover Shareholder, any Sponsor or any of their respective Affiliates (excluding any agreements among any one or more of the foregoing solely relating to the Surviving Company following the Effective Time), (ii) relating to the Transactions between or among Parent, Merger Sub, any Rollover Shareholder, any Sponsor or any of their respective Affiliates, on the one hand, and any member of the Company’s management, any members of the Company Board or any of the Company’s shareholders in their capacities as such (excluding the Chairman and his Affiliates, with respect to agreements solely relating to the Surviving Company following the Effective Time), on the other hand or (iii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per ADS Merger Consideration or pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

Section 4.12. No Additional Representations.

Except for the representations and warranties made by Parent and Merger Sub in this Article IV, neither Parent nor Merger Sub nor any other person on behalf of each of them makes any other express or implied representation or warranty with respect to Parent or Merger Sub or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.01. Conduct of Business by the Company Pending the Merger.

The Company agrees that, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as (x) required by applicable Law, (y) set forth in Section 5.01 of the Company Disclosure Schedule or (z) expressly required or permitted by this Agreement, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (i) the businesses of the Group Companies shall be conducted in the ordinary course of business and in a manner consistent with past practice; and (ii) the Company shall use its commercially reasonable efforts to preserve intact the assets and the business organization of the Group Companies in all material respects, to keep available the services of the current officers and key employees of the Group Companies and to maintain in all material respects the current relationships of the Group Companies with existing customers, suppliers and other persons with which any Group Companies has material business relations as of the date hereof.

Without limiting the generality of the foregoing paragraph, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as (x) required by applicable Law, (y) set forth in Section 5.01 of the Company Disclosure Schedule or (z) expressly contemplated or permitted by this Agreement, the Company shall not and shall not permit any other Group Company to, directly or indirectly, do or propose to do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)       amend or otherwise change its memorandum and articles of association or equivalent organizational documents;

(b)       issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of, (i) any shares of any class of any Group Company (other than in connection with (A) the exercise of any Company Options, or Company RSs in accordance with the Performance Incentive Plans, (B) the withholding of Company securities to satisfy tax obligations with respect to Company Options or Company RSs, (C) the acquisition by the Company of its securities in connection with the forfeiture of Company Options or Company RSs and (D) the acquisition by the Company of its securities in connection with the net exercise of Company Options in accordance with the terms thereof) or any options, warrants, securities convertible into any share capital or other rights of any kind to acquire any shares, or any other ownership interest (including any phantom interest), of any Group Company, or (ii) any property or assets (whether real, personal or mixed, and including leasehold interests and intangible property) of any Group Company with a value or purchase price (including the value of assumed liabilities) in excess of US$5,000,000, except in the ordinary course of business, or (iii) any material Intellectual Property owned by or licensed to any Group Company, except in the ordinary course of business consistent with past practice;

(c)       declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its shares (other than dividends or other distributions from any Subsidiary of the Company to the Company or any of its other Subsidiaries);

(d)       reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its share capital or securities or other rights exchangeable into or convertible or exercisable for any of its share capital (other than the purchase of Shares to satisfy obligations under the Performance Incentive Plans, including the withholding of Shares in connection with the exercise of Company Options, or Company RSs in accordance with the terms and conditions of such Company Options or Company RSs (as applicable));

(e)       effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization, public offering or similar transaction involving any Group Company, or create any new Subsidiary (other than creating any new Subsidiary in the PRC by a Group Company that (i) is incorporated in the PRC and (ii) does not require any capital injection (directly or indirectly) from outside the PRC after the date hereof), other than as contemplated by this Agreement;

(f)       acquire, whether by purchase, merger, spin off, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets or otherwise, any assets, securities or properties, in aggregate, with a value or purchase price (including the value of assumed liabilities) in excess of US$5,000,000 in any transaction or related series of transactions;

(g)       incur or assume any indebtedness for borrowed money or guarantee any indebtedness for borrowed money of any Third Party or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of any Group Company, except for borrowings or guarantee of indebtedness (i) under any Group Company’s existing credit facilities as in effect on the date hereof in an aggregate amount not to exceed the maximum amount authorized under the Contracts evidencing such Indebtedness or (ii) not in an aggregate amount in excess of US$10,000,000;

(h)       make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance (other than travel and similar advances to its employees in the ordinary course of business consistent with past practice) to, any Person other than a direct or indirect wholly owned Subsidiary of the Company in the ordinary course of business;

(i)       other than expenditures necessary to maintain assets in good repair in the ordinary course of business consistent with past practice, authorize, or make any commitment with respect to, capital expenditures (including with respect to vehicle purchases) that are, in the aggregate, in excess of US$25,000,000 for the Group Companies taken as a whole;

(j)       except as required pursuant to any Company Employee Plan or this Agreement, (i) enter into any new employment or compensatory agreements (including the renewal of any such agreements), or terminate any such agreements, with any director, officer, employee or consultant of any Group Company other than the hiring or termination of employees or consultants below the C-level or its equivalent (e.g. the head of business unit) or with an annual compensation of less than US$200,000, (ii) grant or provide any severance or termination payments or benefits to any director, officer, employee or consultant of any Group Company except as required by applicable Law or Contracts in effect on the date of this Agreement, (iii) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to any director, officer, employee or consultant of any Group Company except such increases or payments, in the aggregate, do not cause an increase in the labor costs of the Group Companies, taken as a whole, by more than 10%, (iv) make any new equity or other incentive awards to any director, officer, employee or consultant of any Group Company, (v) establish, adopt, amend or terminate any Company Employee Plan or collective bargaining agreement or materially amend the terms of any outstanding Company Options except as required by applicable Law, (vi) take any action to accelerate the vesting of Company Options or Company RSs or (vii) forgive any loans to any director, officer, employee or consultant of any Group Company;

(k)       issue or grant any Company Option or Company RSs to any person under the Performance Incentive Plans;

(l)       make any changes with respect to financial or tax accounting policies or procedures, including changes affecting the reported consolidated assets, liabilities or results of operations of the Group Companies, except as required by changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(m)       enter into, amend, modify, consent to the termination of, or waive any material rights under, any Material Contract (or any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof) that calls for annual aggregate payments of US$5,000,000 or more or with a term longer than one (1) year which cannot be terminated without material surviving obligations or material penalty upon notice of ninety (90) days or less (other than the amendments to the indentures described in Section 6.08(e));

(n)       enter into, amend, modify, consent to the termination of, or waive any material rights under, any Control Agreements (or any Contract that would be a Control Agreement if such Contract had been entered into prior to the date hereof);

(o)       enter into any Contract with any director or officer of the Company or any of its Subsidiaries, individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and members of any such individual’s immediate family;

(p)       terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it which is not promptly replaced by a comparable amount of insurance coverage;

(q)       commence any Action for a claim of more than US$5,000,000 (excluding any Action seeking injunctive relief or other similar equitable remedies) or settle or compromise any Action other than any settlement involving the payment of monetary damages not in excess of US$5,000,000;

(r)       permit any Intellectual Property owned by any Group Company to lapse or to be abandoned, dedicated, or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and Taxes required or advisable to maintain and protect its interest in each and every item of Intellectual Property owned by any Group Company;

(s)       fail to make in a timely manner any filings or registrations with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(t)       enter into, or propose to enter into, any transaction involving any earn-out or similar payment payable by any Group Company, to any Third Party, other than payments in connection with purchases of vehicles, plant, equipment, supplies, computers or other assets in the ordinary course of business;

(u)       engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole;

(v)       make or change any material Tax election, materially amend any Tax return (except as required by applicable Law), enter into any material closing agreement with respect to material Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting;

(w)      announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

Section 5.02. Operation of Parent’s and Merger Sub’s Business.

Each of Parent and Merger Sub agrees that, from the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, it shall not: (a) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; or (b) take any action or fail to take any action that would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other Transactions in accordance with the terms of this Agreement.

Section 5.03. No Control of Other Party’s Business.

Except as otherwise expressly provided herein, nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or the Company’s Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or Merger Sub’s operations. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01. Proxy Statement and Schedule 13E-3.

(a)       As soon as practicable following the date of this Agreement, the Company, with the assistance of Parent and Merger Sub, shall prepare a proxy statement relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, by the shareholders of the Company (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”). Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare and cause to be filed with the SEC a Rule 13e-3 transaction statement on Schedule 13E-3 relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, by the shareholders of the Company, which may be in the form of an amendment to the Schedule 13E-3 filed by the Chairman, MBKP, Baring and their respective Affiliates (such Schedule 13E-3, as amended or supplemented, being referred to herein as the “Schedule 13E-3”). Each of the Company, Parent and Merger Sub shall use its reasonable best efforts so that the Proxy Statement and the Schedule 13E-3 will comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Proxy Statement and the Schedule 13E-3. Each of Parent and Merger Sub shall provide reasonable assistance and cooperation to the Company in the preparation, filing and distribution of the Proxy Statement, the Schedule 13E-3 and the resolution of comments from the SEC. Upon its receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and the Schedule 13E-3, the Company shall promptly notify Parent and Merger Sub and in any event within 24 hours and shall provide Parent with copies of all correspondence between the Company and its representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing the Schedule 13E-3 or mailing the Proxy Statement (or in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent and Merger Sub with a reasonable period of time to review and comment on such document or response and (ii) shall consider in good faith all additions, deletions or changes reasonably proposed by Parent in good faith. If at any time prior to the Shareholders’ Meeting, any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates, officers or directors, is discovered by the Company, Parent or Merger Sub that should be set forth in an amendment or supplement to the Proxy Statement and/or the Schedule 13E-3 so that the Proxy Statement and/or the Schedule 13E-3 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and the Company shall file an appropriate amendment or supplement describing such information with the SEC and, to the extent required by applicable Law, disseminate to the shareholders of the Company.

(b)       Each of Parent, Merger Sub and the Company agrees, as to itself and its respective Affiliates or Representatives, that none of the information supplied or to be supplied by Parent, Merger Sub or the Company, as applicable, expressly for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the holders of Shares and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent, Merger Sub and the Company further agrees that all documents that such party is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and any other applicable Laws and that all information supplied by such party for inclusion or incorporation by reference in such document will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, any event or circumstance relating to Parent, Merger Sub or the Company, or their respective officers or directors, should be discovered that should be set forth in an amendment or a supplement to the Proxy Statement or the Schedule 13E-3 so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party discovering such event or circumstance shall promptly inform the other parties and an appropriate amendment or supplement describing such event or circumstance shall be promptly filed with the SEC and disseminated to the shareholders of the Company to the extent required by Law; provided, that prior to such filing, the Company and Parent, as the case may be, shall consult with each other with respect to such amendment or supplement and shall afford the other party and their Representatives a reasonable opportunity to comment thereon.

(c)       Parent shall (i) vote, or cause to be voted, all of the Shares then beneficially owned by Parent or Merger Sub or with respect to which Parent or Merger Sub otherwise has, directly or indirectly, voting power at the Shareholders’ Meeting in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, and (ii) if necessary, enforce the agreement of the Rollover Shareholders set forth in the Contribution and Support Agreement to vote for the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger.

Section 6.02. Shareholders’ Meeting.

(a)       As soon as practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 but in any event no later than two (2) days after such confirmation, the Company shall (i) establish a record date for determining shareholders of the Company entitled to vote at the Shareholders’ Meeting (the “Record Date”) and shall not change such Record Date or establish a different record date for the Shareholders’ Meeting without the prior written consent of Parent, unless required to do so by applicable Law; provided, that in the event that the date of the Shareholders’ Meeting as originally called is for any reason adjourned or otherwise delayed, the Company agrees that unless Parent shall have otherwise approved in writing or as required otherwise by applicable Laws or stock exchange requirements, the Company shall, if possible, implement such adjournment or other delay in such a way that the Company does not establish a new Record Date for the Shareholders’ Meeting, as so adjourned or delayed, (ii) mail or cause to be mailed the Proxy Statement to the holders of Shares (and concurrently furnish the Proxy Statement under Form 6-K), including Shares represented by ADSs, as of the Record Date, which meeting the Company shall duly convene and cause to occur as soon as reasonably practicable but in any event within thirty (30) days following the mailing of the Proxy Statement, for the purpose of voting upon the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, and (iii) instruct or otherwise cause the Depository to (A) fix the Record Date as the record date for determining the holders of ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to the Shares represented by ADSs (the “Record ADS Holders”), (B) provide all proxy solicitation materials to all Record ADS Holders and (C) vote all Shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders. Subject to Section 6.02(b), without the consent of Parent, the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, are the only matters (other than procedural matters) that shall be proposed to be voted upon by the shareholders of the Company at the Shareholders’ Meeting.

(b)       No later than thirty (30) days after the date of mailing the Proxy Statement, the Company shall hold the Shareholders’ Meeting. Subject to this Section 6.02 and Section 6.04, (i) the Company Board shall recommend to holders of the Shares that they authorize and approve this Agreement, the Plan of Merger and the Transactions, including the Merger, and shall include such recommendation in the Proxy Statement and (ii) the Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, and shall take all other action necessary or advisable to secure the Requisite Company Vote. Notwithstanding anything to the contrary contained in this Agreement, unless this Agreement is validly terminated in accordance with Section 8.03(c), the Company’s obligations pursuant to this Section 6.02 shall not be limited or otherwise affected by the commencement, public proposal, public disclosure or communication to the Company or any other person of any Competing Transaction or by any Change in the Company Recommendation.

(c)       Notwithstanding Section 6.02(b), after consultation in good faith with Parent, the Company may recommend the adjournment of the Shareholders’ Meeting to its shareholders (i) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the holders of Shares within a reasonable amount of time in advance of the Shareholders’ Meeting, (ii) as otherwise required by applicable Law, (iii) if as of the time for which the Shareholders’ Meeting is scheduled as set forth in the Proxy Statement (after giving effect to any prior adjournment), there are insufficient Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders’ Meeting, or (iv) if an Intervening Event has occurred and the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee determines, in its good faith judgment upon written advice by outside legal counsel engaged by the Special Committee, which advice shall be confirmed in writing by another outside legal counsel engaged by the Special Committee (both counsel having an international reputation of experience in the corporate Law of the Cayman Islands), that the failure to take such action would reasonably be expected to breach its fiduciary duties under applicable Law. If the Shareholders’ Meeting is adjourned in accordance with the immediately preceding sentence, the Company shall convene and hold the Shareholders’ Meeting as soon as reasonably practicable thereafter, subject to the immediately preceding sentence; provided, that the Company shall not recommend to its shareholders the adjournment of the Shareholders’ Meeting to a date that is less than five (5) Business Days prior to the Termination Date.

(d)       Parent may request that the Company, adjourn the Shareholders’ Meeting for up to ninety (90) days (but in any event no later than five (5) Business Days prior to the Termination Date), (i) if as of the time for which the Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business of the Shareholders’ Meeting or (B) voting in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, to obtain the Requisite Company Vote or (ii) in order to allow reasonable additional time for (A) the filing and mailing of, at the reasonable request of Parent, any supplemental or amended disclosure and (B) such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholders’ Meeting, in which event the Company shall, in each case, recommend that the Shareholders’ Meeting be adjourned in accordance with Parent’s request.

Section 6.03. Access to Information.

(a)       From the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII and subject to applicable Law and the Confidentiality Agreements, upon reasonable advance notice from Parent, the Company shall (i) provide to Parent (and Parent’s officers, directors, employees, accountants, consultants, financial and legal advisors, agents, financing sources (including potential financing sources) and other authorized representatives of Parent and such other parties, collectively, “Representatives”) reasonable access during normal business hours to the offices, properties, books and records of any Group Company, (ii) furnish to Parent and its Representatives such existing financial and operating data and other existing information as such persons may reasonably request in writing, and (iii) instruct its and its Subsidiaries’ employees, legal counsel, financial advisors, auditors and other Representatives to reasonably cooperate with Parent and its Representatives in their investigation. Notwithstanding the foregoing, any such investigation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the timely discharge by the employees of the Company or its Subsidiaries of their duties.

(b)       Notwithstanding anything to the contrary in Section 6.03(a), nothing in this Agreement shall require the Company or any of its Subsidiaries to provide Parent or any of its Representatives with access to any books, records, documents or other information to the extent that (i) such books, records, documents or other information is subject to any confidentiality agreement with a Third Party (provided, that at the request of Parent, the Company shall use its reasonable best efforts to obtain a waiver from such Third Party), (ii) the disclosure of such books, records, documents or other information would result in the loss of attorney-client or other legal privilege that could not reasonably be remedied by use of common interest agreements or other arrangements to maintain such privilege (provided, that if such an agreement or arrangement can be used to maintain such privilege, the applicable parties shall, if requested by Parent, enter into such agreement or other arrangement as is reasonably acceptable to the Company to maintain such privilege) or (iii) the disclosure of such books, records, documents or other information is prohibited by applicable Law.

(c)       All information provided or made available pursuant to this Section 6.03 to Parent or its Representatives shall be subject to the Confidentiality Agreements.

(d)       No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 6.04. No Solicitation of Transactions.

(a)       Until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as set forth in Section 6.04(b), the Company agrees that neither it nor any of its Subsidiaries, and that it will cause its and its Subsidiaries’ Representatives (including any investment banker, attorney or accountant retained by any Group Company), not to, in each case, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information concerning any Group Company), or take any other action to knowingly facilitate, any inquiries or the making of any proposal or offer (including any proposal or offer to its shareholders) that constitutes, or could reasonably be expected to lead to, any Competing Transaction, (ii) enter into, maintain or continue discussions or negotiations with, or provide any nonpublic information concerning any Group Company to, any Third Party in furtherance of such inquiries or to obtain a proposal or offer for a Competing Transaction, (iii) agree to, approve, endorse, recommend or consummate any Competing Transaction or enter into any letter of intent or Contract (other than an Acceptable Confidentiality Agreement) or commitment contemplating or otherwise relating to any Competing Transaction, (iv) grant any waiver, amendment or release under any standstill, confidentiality or similar agreement or Takeover Statutes (and the Company shall promptly take all action necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such confidentiality, standstill or similar agreement or Takeover Statute and to enforce each such confidentiality, standstill and similar agreement), or (v) authorize or permit any of the Representatives of the Company or any of its Subsidiaries to take any action set forth in clauses (i) – (iv) of this Section 6.04(a). The Company shall notify Parent as promptly as practicable (and in any event within forty-eight (48) hours after the Company has knowledge thereof), orally and in writing, of any proposal or offer, or any inquiry or contact with any person, regarding a Competing Transaction or that, in the Company’s good faith judgment, could reasonably be expected to lead to a Competing Transaction, specifying (x) the material terms and conditions thereof (including material amendments or proposed material amendments) and providing, if applicable, copies of any written requests, proposals or offers, including proposed agreements, (y) the identity of the party making such proposal or offer or inquiry or contact, and (z) whether the Company has any intention to provide confidential information to such person. The Company shall keep Parent informed, on a reasonably current basis (and in any event within forty-eight (48) hours of the occurrence of any material changes, developments, discussions or negotiations) of the status and terms of any such proposal, offer, inquiry, contact or request and of any material changes in the status and terms of any such proposal, offer, inquiry, contact or request (including the material terms and conditions thereof). Without limiting the foregoing, the Company shall provide Parent with forty-eight (48) hours prior notice (or such lesser prior notice as is provided to the members of the Company Board or members of the Special Committee) of any meeting of the Company Board or Special Committee at which the Company Board or Special Committee, as applicable, is reasonably expected to consider any Competing Transaction. The Company shall, and shall cause its Subsidiaries and the Representatives of the Company and its Subsidiaries to, immediately cease and terminate all existing discussions or negotiations with any parties conducted heretofore with respect to a Competing Transaction. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Third Party subsequent to the date of this Agreement that prohibits the Company from providing such information to Parent.

(b)        Notwithstanding anything to the contrary in Section 6.04(a), at any time prior to the receipt of the Requisite Company Vote, following the receipt of an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction that was not obtained in violation of this Section 6.04, the Company and its Representatives may, with respect to such proposal or offer and acting only upon the recommendation of the Special Committee:

(i)       contact the person who has made such proposal or offer (A) solely to inform such person of, and direct such person to, the obligations of the Company set forth in this Section 6.04, and/or (B) to clarify and understand the terms and conditions thereof to the extent the Special Committee shall have determined in good faith that such contact is necessary to determine whether such proposal or offer constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal;

(ii)       provide information in response to the request of the person who has made such proposal or offer, if and only if, prior to providing such information, the Company has received from the person so requesting such information an executed Acceptable Confidentiality Agreement; provided, that the Company shall concurrently make available to Parent any information concerning the Company and the Subsidiaries that is provided to any such person and that was not previously made available to Parent or its Representatives; and

(iii)       engage or participate in any discussions or negotiations with the person who has made such proposal or offer;

provided, that prior to taking any actions described in clause (ii) or (iii), the Company Board (acting only upon recommendation of the Special Committee) or the Special Committee (to the extent it is within the authority of the Special Committee) has (A) determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that such proposal or offer constitutes or could reasonably be expected to result in a Superior Proposal, (B) determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that, in light of such Superior Proposal, failure to take such action would be inconsistent with the fiduciary duties of the Company Board or Special Committee, as applicable, under applicable Law, and (C) provided written notice to Parent at least forty-eight (48) hours prior to taking any such action.

(c)       Except as set forth in Section 6.04(d) or Section 6.04(e), neither the Company Board nor any committee thereof shall (i) (A) change, withhold, withdraw, qualify or modify (or publicly propose to change, withhold, withdraw, qualify or modify), in a manner adverse to Parent or Merger Sub, the Company Recommendation, (B) fail to include the Company Recommendation in the Proxy Statement, (C) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to the shareholders of the Company, a Competing Transaction, (D) if a tender offer or exchange offer that constitutes a Competing Transaction is commenced, fail to publicly recommend against acceptance of such tender offer or exchange offer by the Company shareholders (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten (10) Business Days after the commencement thereof; provided, that a customary “stop, look and listen” communication by the Company Board pursuant to Rule 14d−9(f) of the Exchange Act or a statement that the Company Board has received and is currently evaluating such Competing Transaction shall not be prohibited or be deemed to be a Change in the Company Recommendation, (E) fail to recommend against any Competing Transaction subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Competing Transaction, or (F) fail to publicly reaffirm the Company Recommendation following any Competing Transaction having been publicly made, proposed or communicated (and not publicly withdrawn) within ten (10) Business Days after Parent so requests in writing; provided, that Parent may not make such request more than one time with respect to any given Competing Transaction unless there shall have been a publicly disclosed change in the consideration per Share contemplated by such Competing Transaction (any of the foregoing, a “Change in the Company Recommendation”), or (ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other or similar document or Contract with respect to any Competing Transaction, other than an Acceptable Confidentiality Agreement entered into in compliance with Section 6.04(b) (an “Alternative Acquisition Agreement”).

(d)       Notwithstanding anything to the contrary set forth in this Agreement, from the date of this Agreement and at any time prior to the receipt of the Requisite Company Vote, if the Company has received a bona fide written proposal or offer with respect to a Competing Transaction which was not obtained in violation of Section 6.04 and the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee (to the extent it is within the authority of the Special Committee) determines in its good faith judgment (after consultation with its financial advisor and outside legal counsel), that such proposal or offer constitutes a Superior Proposal and failure to make a Change in the Company Recommendation with respect to such Superior Proposal would be inconsistent with its fiduciary duties under applicable Law, the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee (to the extent it is within the authority of the Special Committee) may effect a Change in the Company Recommendation with respect to such Superior Proposal and/or authorize the Company to terminate this Agreement in accordance with Section 8.03(c), but only (i) if the Company shall have complied with the requirements of Section 6.04(a) and Section 6.04(b) with respect to such proposal or offer; (ii) after (A) providing at least five (5) Business Days’ (the “Superior Proposal Notice Period”) written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal (and providing any proposed agreements related thereto), identifying the person making such Superior Proposal and indicating that the Company Board or the Special Committee (to the extent it is within the authority of the Special Committee), as applicable, intends to effect a Change in the Company Recommendation and/or authorize the Company to terminate this Agreement in accordance with Section 8.03(c), it being understood that the Notice of Superior Proposal or any amendment or update thereto or the determination to so deliver such notice shall not constitute a Change in the Company Recommendation, (B) negotiating with and causing its financial and legal advisors to negotiate with Parent, Merger Sub and their respective Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and the Financing, so that such Third Party proposal or offer would cease to constitute a Superior Proposal, and (C) permitting Parent and its Representatives to make a presentation to the Company Board and the Special Committee regarding this Agreement, the Financing and any adjustments with respect thereto (to the extent Parent desires to make such presentation); provided, that any material modifications to such Third Party proposal or offer that the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee (to the extent it is within the authority of the Special Committee) has determined to be a Superior Proposal shall be deemed a new Superior Proposal and the Company shall be required to again comply with the requirements of this Section 6.04(d); provided, further, that with respect to such new Superior Proposal, the Superior Proposal Notice Period shall be deemed to be a three (3) Business Day period rather than the five (5) Business Day period first described above; and (iii) following the end of such five (5) Business Day period or three (3) Business Day period (as applicable), the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee (to the extent it is within the authority of the Special Committee) shall have determined, in its good faith judgment (after consultation with its financial advisor and outside legal counsel), that taking into account any changes to this Agreement and the Financing proposed by Parent and Merger Sub in response to the Notice of Superior Proposal or otherwise, that the proposal or offer with respect to the Competing Transaction giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal.

(e)       Notwithstanding anything to the contrary set forth in this Agreement, from the date hereof and until the receipt of the Requisite Company Vote, if an Intervening Event has occurred and the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee (to the extent it is within the authority of the Special Committee) determines in its good faith judgment (after receiving written advice of outside legal counsel engaged by the Special Committee, which advice shall be confirmed in writing by another outside legal counsel engaged by the Special Committee (both counsel having an international reputation of experience in the corporate Law of the Cayman Islands)) that the failure to take such action would reasonably be expected to breach its fiduciary duties under applicable Law, the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee (to the extent it is within the authority of the Special Committee) may effect a Change in the Company Recommendation; provided, that the Company Board or the Special Committee, as applicable, shall not make such Change in the Company Recommendation unless the Company has (i) provided to Parent at least five (5) Business Days’ prior written notice that it intends to take such action and specifying in reasonable detail the facts underlying the decision by the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee (to the extent it is within the authority of the Special Committee), as applicable, to take such action and (ii) during such five (5) Business Day period, if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need for such Change in the Company Recommendation.

(f)       Nothing contained in this Section 6.04 shall be deemed to prohibit the Company, the Company Board or the Special Committee from (i) complying with its disclosure obligations under U.S. federal or state or non-U.S. Law with regard to a Competing Transaction or proposal therefor, including taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer); provided, that any such disclosure (other than a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or a statement that the Company Board or Special Committee has received and is currently evaluating such Competing Transaction) that does not include an express rejection of any applicable Competing Transaction or an express reaffirmation of its recommendation in favor of the transactions contemplated by this Agreement shall be deemed to be a Change in the Company Recommendation, or (ii) making any “stop-look-and-listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

(g)       Prior to the termination of this Agreement pursuant to Article VIII, the Company shall not submit to the vote of its shareholders any Competing Transaction or enter into any Alternative Acquisition Agreement or propose to do so.

Section 6.05. Directors’ and Officers’ Indemnification and Insurance.

(a)       The indemnification, advancement and exculpation provisions of the indemnification agreements by and among the Company and its directors and certain executive officers as in effect at the Effective Time shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the current or former directors or officers of the Company or any of its Subsidiaries. The memorandum and articles of association of the Surviving Company shall contain provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification of liability and advancement of expenses than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, and Parent shall cause such provisions not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by Law. From and after the Effective Time, any agreement of any Indemnified Party with the Company or any of its Subsidiaries regarding exculpation or indemnification of liability or advancement of expenses shall be assumed by the Surviving Company, shall survive the Merger and shall continue in full force and effect in accordance with its terms.

(b)       The Surviving Company shall, and Parent shall cause the Surviving Company to, maintain in effect for six (6) years from the Effective Time the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time, including acts or omissions occurring in connection with this Agreement and the consummation of the Transactions (the parties covered thereby, the “Indemnified Parties”) on terms with respect to coverage and amount no less favorable to the Indemnified Parties than those in effect as of the Effective Time; provided, that the Surviving Company may substitute therefor policies of at least the same coverage containing terms, conditions, retentions and limits of liability that are no less favorable than those provided under the Company’s current policies; provided, further, that in no event shall the Surviving Company be required to expend pursuant to this Section 6.05(b) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance, and if the cost of such insurance policy exceeds such amount, then the Surviving Company shall obtain a policy with the greatest coverage for a cost not exceeding such amount. In addition, the Company may and, at Parent’s request, the Company shall, purchase a six (6)-year “tail” prepaid policy prior to the Effective Time on terms, conditions, retentions and limits of liability no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of Parent or Surviving Company under this Section 6.05(b) shall terminate.

(c)       Subject to the terms and conditions of this Section 6.05, from and after the Effective Time, the Surviving Company shall comply (and Parent shall cause the Surviving Company to comply) with all of the Company’s obligations, and each of the Surviving Company and Parent shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses): (i) the Indemnified Parties against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (A) the fact that an Indemnified Party is or was a director, officer or employee of the Company or any of its Subsidiaries or (B) any acts or omissions occurring or alleged to have occurred (including acts or omissions with respect to the approval of this Agreement or the Transactions or arising out of or pertaining to the Transactions and actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party) prior to or at the Effective Time, to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof (true and complete copies of which shall have been delivered to Parent prior to the date hereof) and to the fullest extent permitted by the CICL or any other applicable Law; provided, that such indemnification shall be subject to any limitation imposed from time to time under applicable Law; and (ii) such persons against any and all Damages arising out of acts or omissions in such persons’ official capacity as an officer, director or other fiduciary in the Company or any of its Subsidiaries if such service was at the request or for the benefit of the Company or any of its Subsidiaries.

(d)       In the event the Company or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or Surviving Company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Company, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.05.

(e)       The agreements and covenants contained in this Section 6.05 shall be in addition to any other rights an Indemnified Party may have under the memorandum and articles of association of the Company or any of its Subsidiaries (or equivalent constitutional documents), or any agreement between an Indemnified Party and the Company or any of its Subsidiaries, under the CICL or other applicable Law, or otherwise. The provisions of this Section 6.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a Third Party beneficiary of the provisions of this Section 6.05. The obligations of Parent and the Surviving Company under this Section 6.05 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party without the consent of such Indemnified Party.

(f)       Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy or other agreement that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under any such policies or other agreements.

Section 6.06. Notification of Certain Matters.

Each of the Company and Parent shall promptly notify the other in writing of:

(a)       any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions;

(b)       any notice or other communication from any Governmental Authority in connection with the Transactions;

(c)       any Actions commenced or, to the knowledge of the Company or the knowledge of Parent, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such party pursuant to any of such party’s representations and warranties contained herein, or that relate to such party’s ability to consummate the Transactions;

(d)       a breach of any representation or warranty or failure to perform any covenant or agreement set forth in this Agreement on the part of such party (or Merger Sub, in the case of Parent) having occurred that would cause the conditions set forth in Section 7.01, Section 7.02 or Section 7.03 not to be satisfied; and

(e)       any person notifies the Company or any of its Subsidiaries in writing that such person is seeking indemnification from the Company or any of its Subsidiaries under any indemnification, advancement of expenses or exculpation provisions of any indemnification agreements by and among the Company or any of its Subsidiaries and their respective directors and executive officers or the memorandum and articles of association of the Company or any of its Subsidiaries;

together, in each case, with a copy of any such notice, communication or Action; provided, that the delivery of any notice pursuant to this Section 6.06 shall not cure any breach of, or non-compliance with, any other provision of this Agreement, be deemed to amend or supplement the Company Disclosure Schedule, or limit or otherwise affect the remedies available hereunder to the party receiving such notice; provided, further, that failure to give prompt notice pursuant to Section 6.06(d) shall not constitute a failure of a condition to the Merger set forth in Article VII except to the extent that the underlying breach of a representation or warranty or failure to perform any covenant or agreement not so notified would, standing alone, constitute such a failure; provided, further, that the Company’s unintentional failure to give notice under this Section 6.06 shall not be deemed to be a breach of a covenant under this Section 6.06 but instead shall constitute only a breach of the underlying representation or warranty or covenant or condition, as the case may be.

Section 6.07. Financing.

(a)       Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to (i) obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letter or on other terms no less favorable, in aggregate, to Parent and Merger Sub than those described in the Debt Commitment Letter, (ii) maintain in effect the Debt Commitment Letter in accordance with its terms until the Transactions are consummated, (iii) satisfy, or cause to be satisfied, on a timely basis all conditions to the closing of and funding under the Debt Commitment Letter applicable to Parent and/or Merger Sub that are within its control, including paying when due all commitment fees and other fees arising under the Financing Documents as and when they become due and payable thereunder, (iv) consummate the Financing at or prior to the Effective Time, and (v) subject to Section 9.08, enforcing the obligations of the parties to the Debt Commitment Letter to the extent necessary to fund the Merger Consideration; provided, that Parent and/or Merger Sub may amend or modify the Debt Commitment Letter, and/or elect to replace all or any portion of the Debt Financing or increase the amount of debt financing to be obtained with alternative debt financing on terms and with conditions not materially less favorable, in the aggregate, than the terms and conditions as set forth in the Debt Commitment Letter as in effect on the date of this Agreement or as amended or modified in accordance with Section 6.07(b) (the “Alternative Financing”), in each case so long as (A) the aggregate proceeds of the Debt Financing (as amended or modified) and/or the Alternative Financing, together with the aggregate proceeds of the Equity Financing, will be sufficient for Parent and the Surviving Company to pay (i) the Merger Consideration, and (ii) any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and (B) such amendment or modification or the Alternative Financing would not prevent, materially delay or materially impede or impair the ability of Parent and Merger Sub to consummate the Transactions. Parent shall deliver to the Company true and complete copies of all Contracts or other arrangements pursuant to which any alternative sources have committed to provide the Alternative Financing (the “Alternative Financing Documents”) as promptly as practicable after execution thereof; provided, that such Alternative Financing Documents may be redacted in a customary manner to omit fee amounts and the flex provisions provided therein and other information customarily redacted. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Parent shall promptly notify the Company.

(b)       Subject to the terms and conditions of this Agreement, Parent and Merger Sub agree not to amend, modify or waive any provision of the Debt Commitment Letter, if such amendment, modification or waiver reduces (or would reduce) the aggregate amount of the Debt Financing or imposes new or additional conditions or otherwise expands, amends or modifies the conditions to the Debt Financing in a manner that, in each case, would be expected to prevent or materially delay or otherwise materially adversely affect the ability of Parent or Merger Sub to consummate the Transactions. Parent shall give the Company prompt notice (i) upon becoming aware of any breach of any material provision of the Financing Documents relating to the Equity Financing, the Debt Commitment Letter relating to the Debt Financing or any material Alternative Financing Documents, or termination of any such Financing Document by any party to such Financing Document or (ii) upon the receipt of any written notice from any party to a Financing Document with respect to any threatened breach of any material provision of the Financing Documents relating to the Equity Financing, the Debt Commitment Letter or any material Alternative Financing Documents, or threatened termination of any such Financing Document.

(c)       Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.07 shall require, and in no event shall the reasonable best efforts of Parent or Merger Sub be deemed or construed to require, either Parent or Merger Sub to pay any fees in excess of, or agree to “market flex” provisions less favorable to Parent, Merger Sub or the Surviving Company (or any of their Affiliates) than, those contemplated by the Debt Commitment Letter and/or, if applicable, the Alternative Financing Documents (in each case, whether to secure waiver of any conditions contained therein or otherwise).

(d)       The Company agrees to provide, and shall cause each of its Subsidiaries and each of their respective Representatives to provide to Parent and Merger Sub, all cooperation as may be reasonably requested by Parent, Merger Sub or their respective Representatives in connection with the Debt Financing and/or Alternative Financing and the Transactions, including (i) participation in a reasonable number of meetings, presentations, due diligence sessions, road shows, drafting sessions, sessions with rating agencies and other meetings, including arranging for reasonable direct contact between senior management, representatives and advisors of the Company, including the Company’s accountants (subject to execution of such customary non-reliance letters as may be requested by such accountants), or its Subsidiaries with Representatives of Parent or Merger Sub and any lenders, arrangers, underwriters, investors or other sources or prospective sources of Debt Financing and/or Alternative Financing, in each case upon reasonable prior notice, and so long as such participation and contact is not unduly disruptive to the conduct of the business of the Company, (ii) assisting in the drafting and preparation of confidential information memoranda, offering memoranda, private placement memoranda, bank information memoranda, offering documents, prospectuses, road show presentations, rating agency presentations and similar documents, business projections, pro forma financial statements and other marketing documents reasonably requested by Parent, Merger Sub or their respective Representatives in connection with the Debt Financing and/or Alternative Financing (including using reasonable best efforts to obtain consents of accountants for use of their reports in any offering documents relating to the Debt Financing and/or Alternative Financing and delivery of customary comfort letters) and furnishing customary authorization letters containing customary representations (including the representation that the historical information provided by the Company and its Subsidiaries for inclusion in any bank information memorandum or lender presentation is accurate and does not include material non-public information about the Company and its Subsidiaries, and designating the information provided by the Company and its Subsidiaries for presentation to the financing sources as suitable to be made available to lenders who do not wish to receive material non-public information) (the “Authorization Letters”), (iii) assisting Parent, Merger Sub and their respective Representatives in obtaining ratings in respect of Parent (or other relevant borrowers) and ratings in respect of any notes or other debt offered or issued as part of the Debt Financing and/or the Alternative Financing, (iv) as promptly as practicable, furnishing Parent, Merger Sub and any sources or prospective sources of Debt Financing and/or Alternative Financing with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent or Merger Sub, including (A) audited consolidated balance sheets of the Company and its consolidated Subsidiaries as of December 31, 2015, December 31, 2016 and, when available, December 31, 2017 and audited consolidated statements of operations, comprehensive income (loss) and cash flows of the Company and its consolidated Subsidiaries for each of the fiscal years ended December 31, 2015, December 31, 2016 and, when available, December 31, 2017 and (B) unaudited consolidated balance sheets and consolidated statements of income (loss) and cash flows for the Company and its consolidated Subsidiaries for each subsequent fiscal quarter ended at least forty-five (45) days prior to the Closing Date, in each case of clauses (A) and (B), prepared in accordance with GAAP (the “Required Information”), using reasonable best efforts to cause the Company’s independent accountants to provide assistance and cooperation in connection therewith to Parent, Merger Sub and any sources or prospective sources of Debt Financing and/or Alternative Financing sources, including to provide customary comfort letters (including as to customary negative assurances) and delivering an executed certificate of the chief financial officer of the Company or an officer performing the equivalent function for the Company with respect to certain historical financial information with respect to the Company (and derived from the Company’s books and records) in the offering documents that would not customarily be covered by comfort letters (the “CFO Certificate”), (v) reasonably cooperating with advisors, consultants and accountants of Parent, Merger Sub or any sources or prospective sources of Debt Financing and/or Alternative Financing with respect to the conduct of any examination, appraisal or review of the financial condition or any of the assets or liabilities of the Company or any of its Subsidiaries, including for the purpose of establishing collateral eligibility and values, (vi) assisting in the preparation of one or more credit agreements, note purchase agreements, indentures and/or other instruments, as well as any pledge and security documents, and other definitive financing documents, collateral filings or other certificates or documents as may be requested by Parent and otherwise facilitating the pledging of collateral, (vii) (A) to the extent not prohibited by applicable Laws, facilitating the granting of guaranty and/or security or pledging of collateral and (B) executing and delivering any guaranty, pledge and security documents, commitment letters, certificates and other definitive financing documents (including one or more credit agreements, note purchase agreements, indentures and/or other instruments) (the “Definitive Debt Documents”); provided, that any guaranty, collateral pledged or security granted by the Company or any of its Subsidiaries under, and any obligations of the Company or any of its Subsidiaries under, any Definitive Debt Documents to which it is a party shall be contingent upon the occurrence of the Effective Time, (viii) taking all actions reasonably necessary to (A) permit prospective sources of Debt Financing and/or Alternative Financing to evaluate the Company’s or any of its Subsidiaries’ inventory, current assets, cash management and accounting systems and policies and procedures relating thereto for the purpose of establishing collateral arrangements; provided, that the information provided in connection therewith to such prospective sources of Debt Financing shall be subject to the terms of the Confidentiality Agreements, and (B) establish bank and other accounts, blocked account and control agreements and lock box arrangements in connection with the foregoing, (ix) furnishing Parent, Merger Sub and their respective Representatives, as well as any prospective sources of Debt Financing and/or Alternative Financing, promptly (and in any event at least ten (10) Business Days prior to the Closing) with all documentation and other information required with respect to the Debt Financing and/or Alternative Financing under applicable “know your customer” and anti-money laundering rules, regulations and Laws; provided, that the information provided in connection therewith to such prospective sources of Debt Financing shall be subject to the terms of the Confidentiality Agreements, (x) using reasonable best efforts to assist Parent in obtaining any necessary rating agencies’ confirmation or approval of the Debt Financing and/or Alternative Financing, (xi) taking all corporate actions reasonably necessary and requested by Parent to permit the consummation of the Debt Financing and/or Alternative Financing, including the execution and delivery of any other certificates, instruments or documents and assisting Parent in obtaining consents and legal opinions contemplated by the Debt Financing and/or Alternative Financing (including compliance with any financial assistance, whitewash or similar requirements of Law of any applicable jurisdiction) or otherwise reasonably requested by Parent or Merger Sub and to permit the proceeds thereof to be made available at Closing to consummate the Transactions, (xii) causing the Company’s chief financial officer (or other director or officer with reasonably equivalent responsibilities) to execute and deliver a solvency certificate on the Closing Date in the form attached to the Debt Commitment Letter, (xiii) approving (A) an increase in the size of the Company Board to such number as is requested in writing by Parent and (B) the election to the Company Board of the individuals who will serve as directors of the Surviving Company, in each case of clauses (A) and (B), effective as of immediately prior to the Effective Time, (xiv) arranging for customary payoff letters, lien terminations and instruments of discharge to be delivered at or prior to Closing relating to all Indebtedness other than the 2018 Notes and the 2022 Notes to be paid off, discharged and terminated on the Closing Date, and (xv) using commercially reasonable efforts to ensure that the Debt Financing benefits from the existing lending relationships of the Group Companies to the extent requested by Parent. For the avoidance of doubt, the inclusion of any Confidential Information (as defined in the Confidentiality Agreements) in any offering memorandum or other document in connection with the Debt Financing that is provided by the Company or any of its Representatives for such purpose shall not constitute a breach of the Confidentiality Agreements. Neither the Company nor any of its Subsidiaries shall (x) be required to pay any commitment or similar fee prior to the Effective Time, (y) be required to commit to taking any action that is not contingent upon the Closing (including entry into any agreement) or would be effective prior to the Effective Time (other than with respect to the Authorization Letters and the CFO Certificate) or (z) have any liability or obligation under any agreement related to the Debt Financing and/or the Alternative Financing prior to the Effective Time. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing and/or Alternate Financing; provided, that such logos are used solely in a manner that is not reasonably likely to harm or disparage the Company of any of its Subsidiaries.

(e)       If this Agreement is terminated in accordance with its terms prior to the occurrence of the Effective Time, Parent shall promptly reimburse the Company for any reasonable and documented out-of-pocket costs incurred by it in connection with the Financing and the Company’s compliance with Section 6.07(d). Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties (collectively, “Losses”) actually suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith (other than information provided by the Company or its Subsidiaries specifically for use in connection therewith); provided, that Parent shall not be liable to the Company, its Subsidiaries or their respective Representatives for any Losses arising from fraud, gross negligence, recklessness or willful misconduct of such persons. Each of Parent and Merger Sub acknowledges and agrees that the Company and its Subsidiaries and their respective Representatives shall not, prior to the Effective Time, incur any liability to any person under any financing that Parent and Merger Sub may raise in connection with the Transactions.

Section 6.08. Consent Solicitation; Optional Redemption of 2018 Notes.

(a)       Subject to the succeeding sentence, the Company shall commence, as promptly as reasonably practicable after receipt of a written request from Parent to do so (such request to be delivered no later than five (5) Business Days after the date the preliminary Proxy Statement is filed with the SEC and to also state whether Parent requests the Company to commence a consent solicitation with respect to the 2018 Notes), a consent solicitation with respect to the 2022 Notes and, if applicable, the 2018 Notes (the “Consent Solicitation”) for the purpose of obtaining consents from the holders of the 2022 Notes and, if applicable, the 2018 Notes in order to amend the 2022 Indenture and, if applicable, the 2018 Indenture by executing and delivering to the applicable trustee appropriate supplemental indenture(s) in form and substance reasonably acceptable to Parent and the Company and to give effect to the amendments summarized in Section 6.08(a) of the Company Disclosure Schedule (collectively, the “Supplemental Indenture(s)”). Within thirty (30) days following the date of this Agreement, Parent shall deliver a form of the applicable Supplemental Indenture(s) to the Company that is reasonably acceptable to the Company (with the approval of the Special Committee), and any material changes to the Supplemental Indenture(s) subsequent to such delivery shall be reasonably acceptable to Parent and the Company (with the approval of the Special Committee). Parent shall consult with the Company regarding the timing and commencement of the Consent Solicitation. The Company shall use its reasonable best efforts to obtain the consent of the requisite holders of the 2022 Notes and, if applicable, the 2018 Notes necessary to effect the amendments to the 2022 Indenture and, if applicable, the 2018 Indenture contemplated by the Consent Solicitation Documents. For clarity, Parent shall request a consent solicitation pursuant to this Section 6.08(a), or a redemption pursuant to Section 6.08(h), with respect to the 2018 Notes.

(b)       The Company shall, as promptly as reasonably practicable after the initial draft of the Proxy Statement is filed with the SEC, prepare and deliver to Parent all proposed forms of necessary and appropriate documentation in connection with the solicitation of holders of the 2022 Notes and, if applicable, the 2018 Notes pursuant to the Consent Solicitation, including the consent solicitation statement, and to the extent necessary, related letters of transmittal and other related documents (collectively, the “Consent Solicitation Documents”). Parent and the Company shall reasonably cooperate with each other in the preparation of the Consent Solicitation Documents. All documents distributed to holders of the 2022 Notes and, if applicable, the 2018 Notes in connection with the Consent Solicitation shall be subject to prior review and comment by Parent and the Company and must be in form and substance reasonably acceptable to each of them. If at any time prior to the completion of the Consent Solicitation, any information should be discovered by the Company or Parent necessary to ensure that the Consent Solicitation Documents do not contain any untrue statement of a material fact or omit to state any material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party, and an appropriate amendment or supplement describing such information shall be disseminated to the holders of the 2022 Notes and, if applicable, the 2018 Notes.

(c)       The Company shall execute a customary solicitation agent agreement, in form and substance reasonably acceptable to the Company and Parent, with the financial institutions that have delivered the Debt Commitment Letter, retaining such financial institutions as the sole solicitation agents in connection with the Consent Solicitation, and shall use its commercially reasonable efforts to assist the solicitation agents in obtaining a list of beneficial holders of the 2022 Notes and, if applicable, the 2018 Notes (or The Depository Trust Company participants holding Company Notes on behalf of such beneficial holders), customary legal opinions as may be reasonably requested by the solicitation agents and any other customary documents reasonably required by the solicitation agents in connection with the Consent Solicitation.

(d)       Each of the Company and Parent shall provide and shall use its reasonable best efforts to cause its Representatives to provide all cooperation reasonably requested by such other party in connection with the Consent Solicitation. The Company shall not waive any of the conditions to the Consent Solicitation without the prior written consent of Parent.

(e)       Promptly following the expiration of the Consent Solicitation, assuming the requisite consents from the holders of the 2022 Notes and, if applicable, the 2018 Notes (including from persons holding proxies from such holders) have been received, the Company shall execute, and request that the applicable trustee execute the Supplemental Indenture(s) reflecting the amendments of the 2022 Indenture and, if applicable, the 2018 Indenture contemplated in the Consent Solicitation Documents and shall provide all documents required in connection therewith to the trustee of the 2022 Notes and, if applicable, the trustee of the 2018 Notes; provided, that notwithstanding the fact that a Supplemental Indenture may become effective earlier, the proposed amendments set forth therein shall not become operative unless and until the Effective Time has occurred.

(f)       The Company shall execute and deliver such customary closing certificates and other similar documents as may be reasonably requested by the trustee of the 2022 Notes and, if applicable, the trustee of the 2018 Notes in connection with the execution of the Supplemental Indenture(s) and the consummation of the Transactions, including the Merger. The Company shall use its reasonable best efforts to obtain such customary legal opinions as are required by the 2022 Indenture and, if applicable, the 2018 Indenture in connection with the execution of the Supplemental Indenture(s) and the consummation of the Transactions, including the Merger. The parties hereto acknowledge and agree that consummation of the Consent Solicitation and receipt of the consent of the requisite holders of the 2022 Notes and, if applicable, the 2018 Notes necessary to effect the amendments to the 2022 Indenture and, if applicable, the 2018 Indenture contemplated by the Consent Solicitation Documents is a condition to Closing.

(g)       Parent shall pay any consent fee payable to the holders of the 2022 Notes and, if applicable, the 2018 Notes (as determined by the Company (acting at the direction of the Special Committee, and in consultation with Parent) as to the amount necessary and appropriate therefor) and all fees and expenses of any solicitation agent, information agent, depositary or other Person retained in connection with the Consent Solicitation (or if paid by the Company and if this Agreement is terminated in accordance with its terms prior to the occurrence of the Effective Time, Parent shall promptly reimburse the Company upon reasonable documentation therefor), and Parent further agrees, in the event this Agreement is terminated in accordance with its terms prior to the occurrence of the Effective Time, to reimburse the Company for its reasonable and documented out-of-pocket costs, including reasonable and documented legal fees and expenses, incurred in connection with the Consent Solicitation promptly following delivery of reasonable documentation of such costs. Notwithstanding the foregoing, the maximum amount of any consent fee for which Parent is responsible shall be as separately agreed by the Company and Parent on the date hereof.

(h)       Between the date of this Agreement and the Effective Time, as promptly as practicable after receipt of any written request by Parent to do so, the Company shall: (i) deliver notice to the trustee of the 2018 Notes as contemplated by Section 3.02(g) of the 2018 Indenture, which shall be in a form reasonably satisfactory to Parent; (ii) deliver a notice of redemption as contemplated by Sections 3.02 and 3.03 of the 2018 Indenture in accordance with the terms of the 2018 Indenture, which shall be conditioned upon the occurrence of the Effective Time and shall be in a form reasonably satisfactory to Parent; (iii) cause the delivery, taking or making of all required documents, actions or payments (other than the deposit of the 2018 Notes Payoff Amount) under the 2018 Indenture to facilitate and effect the redemption and release of all obligations in respect of the 2018 Notes subject to the payment of the 2018 Notes Payoff Amount; and (iv) deliver to Parent a schedule setting forth the 2018 Notes Payoff Amount. Parent shall consult with the Company regarding the timing and commencement of any redemption of the 2018 Notes pursuant to this Section 6.08(h).

Section 6.09. Further Action; Reasonable Best Efforts.

(a)       Upon the terms and subject to the conditions of this Agreement, each of the parties hereto and their respective Representatives shall (i) make promptly its respective filings, and thereafter make any other required submissions, with each relevant Governmental Authority with jurisdiction over enforcement of any applicable antitrust or competition Laws with respect to the Transactions, and coordinate and cooperate fully with the other parties in exchanging such information and providing such assistance as the other parties may reasonably request in connection therewith (including (A) obtaining consent (such consent not to be unreasonably withheld, conditioned or delayed) from the other parties promptly before making any substantive communication (whether verbal or written) with any Governmental Authority in connection with such filings or submissions, (B) permitting the other parties to review in advance, and consulting with the other parties on, any proposed filing, submission or communication (whether verbal or written) by such party to any Governmental Authority, and (C) giving the other parties the opportunity to attend and participate at any meeting with any Governmental Authority in respect of any filing, investigation or other inquiry); and (ii) cooperate with the other parties hereto and use its reasonable best efforts, and cause its Subsidiaries to use their respective reasonable best efforts, to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including using reasonable best efforts to employ such resources as are necessary to (x) obtain and/or maintain all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any third party and (y) obtain the Requisite Regulatory Approvals and taking any and all steps necessary to avoid or eliminate each and every impediment under any antitrust or competition Law that may be asserted by any Governmental Authority so as to enable the parties hereto to expeditiously consummate the Transactions, including committing to and effecting, by consent decree, hold separate orders, or otherwise, the restructuring, reorganization, sale, divestiture or disposition of such of its assets, properties or businesses; provided, that no party hereto shall be required to take any such action if such action would result in or may be reasonably likely to result in a Company Material Adverse Effect.

(b)       Each party hereto shall, upon request by any other party, furnish such other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries to any Third Party and/or any Governmental Authority in connection with the Transactions.

Section 6.10. Obligations of Merger Sub.

Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement.

Section 6.11. Participation in Litigation.

Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any Actions commenced or, to the knowledge of the Company on the one hand and to the knowledge of Parent on the other hand, threatened against such party or its directors that relate to this Agreement and the Transactions. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder Action against the Company and/or its directors relating to this Agreement or the Transactions, and no such Action (except any Action (x) where the amount in controversy does not exceed the amount set forth on Section 6.11 of the Company Disclosure Schedule and (y) does not involve injunctive or other equitable relief) shall be settled without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.12. Resignations.

To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of any Group Company designated by Parent.

Section 6.13. Public Announcements.

Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. Thereafter, at any time prior to termination of this Agreement pursuant to Article VIII, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law or rules and policies of the NYSE, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation. Notwithstanding the foregoing, the restrictions set forth in this Section 6.13 shall not apply to any release or announcement made or proposed to be made by the Company in connection with a Change in Company Recommendation made in compliance with this Agreement.

Section 6.14. Stock Exchange Delisting.

Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting of the Shares and ADSs from the NYSE and the deregistration of the Shares and ADSs under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.15. Takeover Statutes.

If any Takeover Statute is or may become applicable to any of the Transactions, the parties hereto shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such Takeover Statute on the Transactions.

Section 6.16. No Amendment to Parent Group Contracts.

Without the Company’s prior written consent, (i) Parent and Merger Sub shall not, and shall cause the members of the Parent Group not to, enter into any Contract or amend, modify, withdraw or terminate any Parent Group Contract in a manner that would (A) result, directly or indirectly, in any of the Rollover Shares ceasing to be treated as Excluded Shares, (B) individually or in the aggregate, prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger and the other Transactions or (C) prevent or materially impair the ability of any management member, director or shareholder of the Company, or any of their respective Affiliates, with respect to any Acquisition Proposal, taking any of the actions described in Section 6.04 to the extent such actions are permitted to be taken by the Company thereunder and (ii) Parent and the members of the Parent Group, shall not enter into or modify any Contract pursuant to which any management members, directors or shareholders of the Company, or any of their respective Affiliates receives any consideration or other economic value from any Person in connection with the Transactions that is not provided in the Parent Group Contracts as of the date hereof, including any carried interest, share option, share appreciation right or other forms of equity or quasi-equity right. Within two (2) Business Days after the execution thereof, Parent and Merger Sub shall provide the Company with a copy of any Contract relating to the Transactions that is entered into after the date hereof and to which a member of the Parent Group is a party. Parent and Merger Sub agree that any action by any member of the Parent Group who is not a party to this Agreement that would constitute a breach of this Section 6.16 if such member of the Parent Group were a party to this Agreement for the purposes of this Section 6.16 shall be deemed to be a breach of this Section 6.16.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.01. Conditions to the Obligations of Each Party.

The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following conditions at or prior to the Closing Date:

(a)       Shareholder Approval. This Agreement, the Plan of Merger and the Transactions, including the Merger, shall have been authorized and approved by holders of Shares constituting the Requisite Company Vote at the Shareholders’ Meeting in accordance with the CICL and the Company’s memorandum of association and the Company Articles.

(b)       No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or award, writ, injunction, determination, rule, regulation, judgment, decree or executive order (an “Order”), whether temporary, preliminary or permanent, which is then in effect and has or would have the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions.

(c)       Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and be in full force and effect.

(d)       Company Notes. The consent of requisite holders of the 2022 Notes and, if applicable, the 2018 Notes necessary to effect the amendments to the 2022 Indenture and, if applicable, the 2018 Indenture contemplated by the Consent Solicitation Documents shall have been received pursuant to the Consent Solicitation, there shall be no Default (as defined in the 2022 Indenture) in respect of the 2022 Indenture or the 2022 Notes and, if any 2018 Notes are outstanding, no Default (as defined in the 2018 Indenture) in respect of the 2018 Indenture or the 2018 Notes, and the consummation of the Transactions, including the Merger, and the Debt Financing and/or the Alternative Financing, alone shall not give rise to any fact, event, circumstance or effect that with notice or lapse of time would constitute a Default or a Change of Control (in each case, as defined in the 2022 Indenture) in respect of the 2022 Indenture or the 2022 Notes or, if any 2018 Notes are outstanding, a Default or a Change of Control (in each case, as defined in the 2018 Indenture) in respect of the 2018 Indenture or the 2018 Notes.

Section 7.02. Conditions to the Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions at or prior to the Closing Date:

(a)       Representations and Warranties. (i) Other than the representations and warranties of the Company contained in Section 3.01(a), the first two sentences of Section 3.03(a), Section 3.03(b), clauses (ii) and (iii) of Section 3.03(c), Section 3.03(f), Section 3.04(a) and Section 3.20, the representations and warranties of the Company contained in this Agreement (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” set forth therein) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties of the Company to be so true and correct does not constitute a Company Material Adverse Effect, (ii) the representations and warranties set forth in the first two sentences of Section 3.03(a), Section 3.03(b), clauses (ii) and (iii) of Section 3.03(c) and Section 3.03(f) shall be true and correct in all respects, except for de minimis inaccuracies, as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time) and (iii) the representations and warranties set forth in Section 3.01(a), Section 3.04(a) and Section 3.20 shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time).

(b)       Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)       Dissenting Shareholders. The holders of no more than 10% of the Shares (except as set forth in Section 7.02(c) of the Company Disclosure Schedule) shall have validly served a notice of objection under Section 238(2) of the CICL or a notice of dissent under Section 238(5) of the CICL.

(d)       Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 7.02(a), Section 7.02(b) and Section 7.02(e).

(e)       No Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

Section 7.03. Conditions to the Obligations of the Company.

The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions at or prior to the Closing Date:

(a)       Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct in all respects (without giving effect to any qualification as to “materiality” set forth therein) as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties of Parent and Merger Sub to be so true and correct, individually or in the aggregate, have not, and would not reasonably be expected to, prevent, materially delay or materially impede or impair the ability of Parent and Merger Sub to consummate the Transactions.

(b)       Agreements and Covenants. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)       Officer Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions specified in Section 7.03(a) and Section 7.03(b).

Section 7.04. Frustration of Closing Conditions.

Prior to the Termination Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such party’s failure to use the standard of efforts required from such party to comply with this Agreement and consummate the Transactions.

ARTICLE VIII

TERMINATION

Section 8.01. Termination by Mutual Consent.

This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by mutual written consent of Parent and the Company with the approval of their respective boards of directors (or in the case of the Company, acting only upon the recommendation of the Special Committee).

Section 8.02. Termination by Either the Company or Parent.

This Agreement may be terminated by either the Company (acting only upon the recommendation of the Special Committee) or Parent at any time prior to the Effective Time, if:

(a)       the Effective Time shall not have occurred on or before October 6, 2018 (the “Termination Date”); or

(b)       any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any final and non-appealable Order, or taken any other final and non-appealable action, that has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions; or

(c)       the Requisite Company Vote shall not have been obtained at the Shareholders’ Meeting duly convened therefor and concluded or at any adjournment thereof;

provided, that the right to terminate this Agreement pursuant to this Section 8.02 shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been a material cause of, or resulted in, the failure of the applicable condition(s) being satisfied.

Section 8.03. Termination by the Company.

This Agreement may be terminated by the Company (acting only upon the recommendation of the Special Committee) at any time prior to the Effective Time, if:

(a)       a breach of any representation, warranty, agreement or covenant of Parent or Merger Sub set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.03 and, as a result of such breach, such condition would not be capable of being satisfied prior to the Termination Date and (ii) is incapable of being cured or, if capable of being cured, is not cured by Parent or Merger Sub, as applicable, within thirty (30) days following receipt of written notice of such breach from the Company (or, if the Termination Date is less than thirty (30) calendar days from the date of receipt of such notice, by the Termination Date); provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03(a) if the Company is then in breach of any representations, warranties, agreements or covenants of the Company hereunder that would give rise to the failure of a condition set forth in Section 7.02;

(b)       (i) all of the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied, (ii) the Company has delivered to Parent an irrevocable written notice confirming that all of the conditions set forth Section 7.03 have been satisfied (or that the Company is willing to waive any unsatisfied conditions in Section 7.03) and that it is ready, willing and able to consummate the Closing and (iii) Parent and Merger Sub fail to complete the Closing within ten (10) Business Days following the date on which the Closing should have occurred pursuant to Section 1.02; or

(c)       prior to receipt of the Requisite Company Vote, (i) the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee (to the extent it is within the authority of the Special Committee) shall have authorized the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal and (ii) the Company concurrently with the termination of this Agreement enters into an Alternative Acquisition Agreement with respect to the Superior Proposal referred to in the foregoing clause (i); provided, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.03(c) unless the Company has complied in all respects with the requirements of Section 6.04 with respect to such Superior Proposal and/or Alternative Acquisition Agreement and with Section 8.06(a) and pays in full the Company Termination Fee prior to or concurrently with taking any action pursuant to this Section 8.03(c), and any purported termination pursuant to this Section 8.03(c) shall be void and of no force or effect if the Company shall not have paid the Company Termination Fee.

Section 8.04. Termination by Parent.

This Agreement may be terminated by Parent at any time prior to the Effective Time, if:

(a)       a breach of any representation, warranty, agreement or covenant of the Company set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.02 and, as a result of such breach, such condition would not be capable of being satisfied prior to the Termination Date and (ii) is incapable of being cured or, if capable of being cured, is not cured by the Company within thirty (30) days following receipt of written notice of such breach from Parent or Merger Sub, as applicable (or, if the Termination Date is less than thirty (30) calendar days from the date of receipt of such notice, by the Termination Date); provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.04(a) if either Parent or Merger Sub is then in breach of any representations, warranties or covenants of Parent or Merger Sub hereunder that would give rise to the failure of a condition set forth in Section 7.03; or

(b)       the Company Board or any committee thereof shall have effected a Change in the Company Recommendation.

Section 8.05. Effect of Termination.

In the event of the termination of this Agreement pursuant to Article VIII, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto (or any Representative of such party (including any Debt Financing Source Related Party)); provided, that the terms of Section 6.03(c), Section 6.13, Articles VIII and IX shall survive any termination of this Agreement.

Section 8.06. Termination Fee and Expenses.

(a)         In the event that:

(i)       (A) a bona fide proposal or offer with respect to a Competing Transaction shall have been publicly made, proposed or communicated (and not publicly withdrawn), after the date hereof and prior to the Shareholders’ Meeting (or prior to the termination of this Agreement if there has been no Shareholders’ Meeting), (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 8.02(a) or Section 8.02(c), and (C) within 12 months after the termination of this Agreement, the Company or any of its Subsidiaries consummates, or enters into a definitive agreement in connection with, any Competing Transaction by a Third Party (in each case whether or not the Competing Transaction was the same Competing Transaction referred to in Clause (A)); provided, that for purposes of this Section 8.06(a), all references to “15%” in the definition of “Competing Transaction” shall be deemed to be references to “50%”;

(ii)       this Agreement is terminated by Parent pursuant to Section 8.04; or

(iii)       this Agreement is terminated by the Company pursuant to Section 8.03(c),

then the Company shall pay to Parent or its designees an amount equal to US$14,062,642 (the “Company Termination Fee”) by wire transfer of same day funds as promptly as possible (but in any event (A) within two (2) Business Days after such termination in the case of a termination referred to in clause (ii), (B) at least one (1) Business Day prior to and as a condition of the consummation by the Company of a Competing Transaction or entry by the Company into the definitive agreement in connection with a Competing Transaction in the case of a termination referred to in clause (i) or (C) prior to or concurrently with the termination of this Agreement in the case of a termination pursuant to clause (iii); it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(b)       Parent will pay, or cause to be paid, to the Company an amount equal to US$28,125,283 (the “Parent Termination Fee”) if this Agreement is terminated by the Company pursuant to Section 8.03(a) or  Section 8.03(b), such payment to be made as promptly as possible (but in any event within five (5) Business Days) following such termination by wire transfer of same day funds); it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(c)       In the event that this Agreement is terminated pursuant to Section 8.02(a) and at the time of such termination (i) all of the conditions set forth in Section 7.01 (other than the condition set forth in Section 7.01(d)) have been, and remain, satisfied, (ii) all of the conditions set forth in Section 7.02 have been, and remain, satisfied (other than those conditions that by their nature are to be satisfied at the Closing, provided that such conditions would be satisfied at the Closing if the Closing were to occur at the time of such termination), and (iii) the condition set forth in Section 7.01(d) has not been satisfied, then Parent shall pay, or cause to be paid, to the Company by wire transfer of immediately available funds as promptly as possible (but in any event within two (2) Business Days) following such termination, the amount set forth on Section 8.06(c) of the Company Disclosure Schedule, without duplication of any fees and expenses reimbursable by Parent pursuant to Section 6.07(e) or Section 6.08(g) (the “Company Notes Termination Fee”).

(d)       Except as set forth in Section 8.06(c) and Section 8.06(e), all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expenses, whether or not the Merger or any other Transaction is consummated.

(e)       In the event that the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee or the Company Notes Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for reasonable costs and expenses actually incurred or accrued by the other party (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.06, together with interest on such unpaid Company Termination Fee, Parent Termination Fee or Company Notes Termination Fee, as the case may be, commencing on the date that the Company Termination Fee, Parent Termination Fee or Company Notes Termination Fee, as the case may be, became due, at the prime rate as published in the Wall Street Journal Table of Money Rates on such date plus 2.00%. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(f)       Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 8.06 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee, Parent Termination Fee or Company Notes Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.06(a), Section 8.06(b) or Section 8.06(c) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.06, the parties hereto would not have entered into this Agreement.

(g)       Subject to Section 9.08, the Equity Commitment Letters, the Debt Commitment Letter and the Guarantees, in the event that Parent or Merger Sub fails to effect the Closing for any reason or no reason or they otherwise breach this Agreement (whether willfully, intentionally, unintentionally or otherwise) or otherwise fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.06(b) or the Company Notes Termination Fee pursuant to Section 8.06(c), as applicable, and expenses under Section 8.06(e) and the guarantee of such obligations pursuant to the Guarantees (subject to their terms, conditions and limitations), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any Group Company and all members of the Company Group against (A) Parent, Merger Sub, the Guarantors, the Rollover Shareholders and the Sponsors, (B) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, or assignees of Parent, Merger Sub or any Guarantor, Rollover Shareholder or Sponsor, (C) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent, Merger Sub or any Guarantor, Rollover Shareholder or Sponsor, including the Debt Financing Source Related Parties, or (D) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing (clauses (A) through (D) of this Section 8.06(g), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger or the other Transactions to be consummated (whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, neither Parent nor any other member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters, the Contribution and Support Agreement, the Guarantees and the Debt Commitment Letter) other than the payment of the Parent Termination Fee pursuant to Section 8.06(b) or the Company Notes Termination Fee pursuant to Section 8.06(c), as applicable, and the expenses pursuant to Section 8.06(e), and in no event shall any Group Company, the direct or indirect shareholders of the Company or any other Group Company, or any of their respective Affiliates, directors, officers, employees, members, managers, partners, representatives, advisors or agents of the foregoing, (collectively, the “Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters, the Contribution and Support Agreement, the Guarantees and the Debt Commitment Letter), other than (without duplication) from Parent or Merger Sub to the extent provided in Section 8.06(b) or Section 8.06(c), as applicable, and Section 8.06(e), or the Guarantors to the extent provided in the relevant Guarantee.

(h)       Subject to Section 9.08, Parent’s right to terminate this Agreement and receive the Company Termination Fee pursuant to Section 8.06(a) and expenses under Section 8.06(e), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group against any member of the Company Group for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger to be consummated (whether willfully, intentionally, unintentionally or otherwise). Neither the Company nor any other member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment by the Company of the Company Termination Fee pursuant to Section 8.06(a) and the expenses under Section 8.06(e), and in no event shall any of Parent, Merger Sub or any other member of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, other than (without duplication) from the Company to the extent provided in Section 8.06(a) and Section 8.06(e).

ARTICLE IX

GENERAL PROVISIONS

Section 9.01. Non-Survival of Representations, Warranties and Agreements.

The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except that this Section 9.01 shall not limit any covenant or agreement of the parties hereto that by its terms contemplates performance after the Effective Time or termination of this Agreement, including the agreements set forth in Article I and Article II, Section 6.06 and this Article IX.

Section 9.02. Notices.

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by international overnight courier to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to Parent or Merger Sub:

c/o Vistra Alternative Investments Services Pte. Ltd.
1 Raffles Place
#13-01 One Raffles Place
Singapore 048616
Attention: BPEA Vistra Team
Facsimile: +65 6593 3711
Email: bpea.sg@vistra.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
29/F, Alexandra House
18 Chater Road, Central
Hong Kong
Attention:         Tim Gardner, Esq.
                        Wiliam Welty, Esq.

Facsimile:          +852 3015 9354
Email:                  tim.gardner@weil.com
                            william.welty@weil.com

if to the Company:

eHi Car Services Limited

Unit 12/F, Building No. 5, Guosheng Center

388 Daduhe Road, Shanghai, 200062

People’s Republic of China

Attention: Colin Sung
Facsimile: +86 021-5489-1121
Email: colin.sung@ehi.com.cn

with a copy (which shall not constitute notice) to:

Fenwick & West LLP

801 California Street

Mountain View, California 94041

United States of America

Attention:           David Michaels, Esq.

                           Ken Myers, Esq.

Facsimile:          +1 (650) 938-5200
Email:                dmichaels@Fenwick.com
                           kmyers@fenwick.com

and to:

O’Melveny & Myers LLP

Plaza 66, Tower 1, 37th Floor

1266 Nanjing Road West

Shanghai 200040

People’s Republic of China

Attention:           Portia Ku, Esq.

                           Nima Amini, Esq.

                           Vincent Lin, Esq.

Facsimile:          +86-21-2307-7300

Email:                 pku@omm.com
                           namini@omm.com

                           vlin@omm.com

Section 9.03. Certain Definitions.

(a)       For purposes of this Agreement:

“2010 Performance Incentive Plan” means the eHi Auto Services Limited Amended and Restated 2010 Performance Incentive Plan and all amendments and modifications thereto.

“2014 Performance Incentive Plan” means the eHi Car Services Limited 2014 Performance Incentive Plan and all amendments and modifications thereto.

“2018 Indenture” means the Indenture, dated as of December 8, 2015, among the Company, its subsidiary guarantors and Citicorp International Limited, as trustee, constituting US$200,000,000 Senior Unsecured Notes due 2018, and all amendments and modifications thereto.

“2018 Notes” means the 7.50% Senior Notes of the Company due December 8, 2018 issued under the 2018 Indenture.

“2018 Notes Applicable Premium” means the Applicable Premium, as defined in the 2018 Indenture.

“2018 Notes Payoff Amount” means the 2018 Notes Principal Amount, together with any accrued and unpaid interest to, but excluding, the date of redemption not already included in the 2018 Notes Principal Amount, plus any 2018 Notes Applicable Premium as of the date of redemption, in an amount sufficient to pay and discharge the entire indebtedness of the 2018 Notes.

“2018 Notes Principal Amount” means $200,000,000 or such lesser aggregate principal amount of the 2018 Notes outstanding, together with any accrued but unpaid interest thereon, as of 11:59 p.m. Eastern time on the day immediately prior to the Closing Date.

“2022 Indenture” means the Indenture, dated as of August 14, 2017, among the Company, its subsidiary guarantors and DB Trustees (Hong Kong) Limited, as trustee, constituting US$400,000,000 Senior Notes due 2022, and all amendments and modifications thereto.

“2022 Notes” means the 5.875% Senior Notes of the Company due August 14, 2022 issued under the 2022 Indenture.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreements; provided, that such agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement.

“Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Anticorruption Laws” means Laws relating to anti-bribery or anticorruption (governmental or commercial) that apply to the business and dealings of any Group Company, including the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996 and the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time.

“Baring” means, collectively, the Baring Asia Private Equity Fund VI, L.P.1, the Baring Asia Private Equity Fund VI, L.P.2 and the Baring Asia Private Equity Fund VI Co-investment L.P.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in (i) New York, New York, United States of America, (ii) the Hong Kong Special Administrative Region of the PRC, (iii) the PRC or (iii) the Cayman Islands.

“Chairman” means Mr. Ray RuiPing Zhang.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to and accepted by Parent and Merger Sub on the date hereof.

“Company Employee Agreement” means any management, employment, severance, change in control, transaction bonus, consulting, repatriation or expatriation agreement or other contract between any Group Company and any current or former employee, director or officer of such Group Company.

“Company Employee Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each other plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, change in control, retirement, supplemental retirement, retiree medical, bonus, employment, stock purchase, termination pay, deferred compensation, performance awards, share or share-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, that is or has been maintained, contributed to or required to be contributed to by any Group Company for the benefit of any current or former employee, director or officer of such Group Company, or with respect to which such Group Company has or may have any liability or obligation.

“Company IT Assets” means all Software, systems, servers, computers, hardware, firmware, middleware, networks, data, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation owned by or licensed, pursuant to valid and enforceable license agreements, to the Company and its Subsidiaries.

“Company Material Adverse Effect” means any fact, event, circumstance, change, condition, occurrence or effect that, individually or in the aggregate with all other facts, events, circumstances, changes, conditions, occurrences and effects (including any change in applicable Law or the interpretation or enforcement thereof or other regulatory change that affects the Company or any of its Subsidiaries), is or would reasonably be expected to (i) have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities, properties or results of operations of the Company and its Subsidiaries taken as a whole or (ii) prevent the consummation of the Transactions; provided, that the determination of whether a Company Material Adverse Effect shall have occurred shall not take into account any fact, event, circumstance, change, condition, occurrence or effect occurring after the date hereof to the extent resulting from (A) geopolitical conditions, any outbreak or escalation of war or major hostilities or any act of sabotage or terrorism or natural or man-made disasters or other force majeure events, (B) changes in Laws, GAAP or enforcement or interpretation thereof, in each case proposed, adopted or enacted after the date of this Agreement, (C) changes or conditions that generally affect the industry and market in which the Company and its Subsidiaries operate, including changes to interest rates or foreign exchange, (D) changes in the financial, credit or other securities or capital markets, or in general economic, business, regulatory, legislative or political conditions, (E) any failure, in and of itself, of the Company and its Subsidiaries to meet any internal or published projections, estimates, budgets, plans or forecasts of revenues, earnings or other financial performance measures or operating statistics or predictions or changes in the market price or trading volume of the securities of such person or the credit rating of such person (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if such facts are not otherwise excluded under this definition), (F) the announcement, pendency or consummation of the Transactions, including any loss in respect of or change in relationship with any customer, supplier, employee, vendor, or other business partner of the Company due to the identity of Parent or its Affiliates, (G) any action taken (or omitted to be taken) by the Company or any of its Subsidiaries at the written request, or with the written consent, of Parent or expressly required by this Agreement, or (H) any suit, claim, request for indemnification or proceeding brought by any current or former shareholder of the Company (on their own behalf or on behalf of the Company) for breaches of fiduciary duties, violations of the securities Laws or otherwise in connection with this Agreement or the Transactions; except, in the case of clause (A), (B), (C) or (D), to the extent having a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industry in which the Company and its Subsidiaries operates (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company Option” means each option to purchase Shares granted under the Performance Incentive Plans on or prior to the Closing Date whether or not such option has become vested on or prior to the Closing Date in accordance with the terms thereof.

“Company RS” means each share of restricted stock granted under the Performance Incentive Plans on or prior to the Closing Date, the restrictions over which have not lapsed on or prior to the Closing Date in accordance with the terms thereof.

“Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company or to which 15% or more of the total revenue or net income of the Company are attributable; (ii) any sale, lease, exchange, transfer or other disposition of assets or businesses that constitute or represent 15% or more of the total revenue, net income or assets of the Company and its Subsidiaries, taken as a whole; (iii) any sale, exchange, transfer or other disposition of 15% or more of any class of equity securities of the Company, or securities convertible into or exchangeable for 15% or more of any class of equity securities of the Company; (iv) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 15% or more of any class of equity securities of the Company; or (v) any combination of the foregoing.

“Confidentiality Agreements” means the confidentiality agreements between the Company and each Sponsor (or an affiliate thereof), as amended and restated from time to time.

“Consortium Term Sheet” means that certain Consortium Term Sheet by and among the Chairman, Fastforward Company Ltd. and BPEA Teamsport Limited dated as of February 23, 2018.

“Contract” means any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract (including contractual arrangements similar to those provided by the Control Agreements) or credit arrangement or otherwise.

“Control Agreements” means each of the Contracts described under the caption “Item 4.C. Information on the Company–C. Organizational Structure” in the Company’s annual report on Form 20-F filed with the SEC on April 27, 2017, which (i) provide the Company with effective control over its VIEs, (ii) provide any Group Company the right or option to purchase the equity interests in any VIE or (iii) transfer economic benefits from any VIE to any other Subsidiary of the Company.

“Crawford” means The Crawford Group, Inc.

“Debt Financing Source Related Parties” means the Debt Financing Sources and their Affiliates, and their respective equityholders, members, partners, officers, directors, employees, agents, advisors and Representatives and the successors and assigns of any of the foregoing.

“Debt Financing Sources” means the persons arranging or providing the Debt Financing, including the financial institutions that are parties to the Debt Commitment Letter.

“Environmental Laws” means any applicable national, provincial, federal, state or local Law of any jurisdiction, relating to (i) pollution, (ii) the protection of human health and safety (including workplace health and safety) or the environment, including the storage, use, transport or disposal of solid and hazardous waste, discharges of substances to surface water or groundwater, air emissions, recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and all Laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources, and (iii) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

“Equity Securities” shall mean any share, capital stock, registered capital, partnership, member or similar interest in any entity and any option, warrant, right or security convertible, exchangeable or exercisable therefor or any other instrument or right the value of which is based on any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Company or any of its subsidiaries is treated as a single employer under Section 414 of the Code.

“Excluded Shares” means, collectively, (i) the Rollover Shares and (ii) Shares held by Parent, the Company or any of their Subsidiaries.

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Share underlying such Company Option.

“Expenses” means, with respect to any party hereto, all out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial institutions, experts and consultants to such party and its Affiliates) actually incurred or accrued by such party or its Affiliates or on its or their behalf or for which it or they are liable in connection with or related to the authorization, preparation, negotiation, execution and performance of the Transactions, the preparation, printing, filing and mailing of the Schedule 13E-3 and the Proxy Statement, the solicitation of shareholder approval, the filing of any required notices under applicable Laws (including those related to Requisite Regulatory Approvals) and all other matters related to the closing of the Merger and the other Transactions.

“Government Official” means any officer, employee or other individual acting in an official capacity for a Governmental Authority or agency or instrumentality thereof (including any state-owned or controlled enterprise).

“Group Company” means any of the Company and its Subsidiaries.

“Hazardous Substance” means any materials, chemicals, pollutants, contaminants, wastes, toxic or hazardous substances, including (i) those listed or classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil, (ii) those that can cause harm to living organisms, human welfare or the environment, (iii) those whose presence, handling or management requires registration, authorization, investigation or remediation under Environmental Law and (iv) any petroleum product or by product, asbestos containing material, polychlorinated biphenyl, radioactive material, lead, pesticides, natural gas and nuclear fuel.

“Indebtedness” means, with respect to any person, (i) all indebtedness of such person, whether or not contingent, for borrowed money, (ii) all obligations of such person for the deferred purchase price of property or services, (iii) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments, (iv) all obligations of such person under currency, interest rate or other swaps, and all hedging and other obligations of such person under other derivative instruments, (v) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (vi) all obligations of such person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (vii) all obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities, (vii) all obligations of such person to purchase, redeem, retire, defease or otherwise acquire for value any share capital of such person or any warrants, rights or options to acquire such share capital, valued, in the case of redeemable preferred shares, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (ix) all Indebtedness of others referred to in clauses (i) through (viii) of this definition guaranteed directly or indirectly in any manner by such person, and (x) all Indebtedness referred to in clauses (i) through (viii) of this definition secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness.

“Insolvent” means, with respect to any person (i) the present fair saleable value of such person’s assets is less than the amount required to pay such person’s total Indebtedness, (ii) such person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature, or (iv) such person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

“Intellectual Property” means all rights, anywhere in the world, in or to (i) patents, patent applications (and any patents that issue from those patent applications), certificates of invention, substitutions relating to any of the patents and patent applications, utility models, inventions and discoveries, statutory invention registrations, mask works, invention disclosures, industrial designs, community designs and other designs, and any other governmental grant for the protection of inventions or designs; (ii) Trademarks; (iii) works of authorship (including Software) and copyrights, and moral rights, design rights and database rights therein and thereto, whether or not registered; (iv) confidential and proprietary information, including trade secrets, know-how and invention rights; (v) rights of privacy and publicity; (vi) registrations, applications, renewals, reissues, reexaminations, continuations, continuations-in-part, divisions, extensions, and foreign counterparts for any of the foregoing in clauses (i)-(v) of this definition; and (vii) any and all other intellectual property or proprietary rights.

“Interim Investors Agreement” means that certain Interim Investors Agreement by and among the Rollover Shareholders, the Sponsors, Teamsport Topco Limited, Teamsport Midco Limited, Parent and Merger Sub dated as of the date hereof.

“Intervening Event” means a material event, development or change with respect to the Company and its Subsidiaries or the business of the Company and its Subsidiaries, that (i) is unknown by the Company Board and the Special Committee as of or prior to the date hereof and (ii) occurs, arises or becomes known to the Company Board or the Special Committee after the date hereof and on or prior to the receipt of the Requisite Company Vote; provided, that the receipt by the Company of a Competing Transaction or Superior Proposal will not be deemed to constitute an Intervening Event.

“knowledge” means, with respect to the Company, the actual knowledge of the individuals listed in Section 9.03(a) of the Company Disclosure Schedule, in each case, after such inquiry of such individual’s direct reports as would be usual or proper in connection with the ordinary course of such individual’s position at the Company consistent with past practice, and with respect to any other party hereto, the actual knowledge of any director or executive officer of such party, in each case, after due inquiry.

“Leased Real Property” shall mean all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by any Group Company.

“Leasehold Improvements” shall mean all buildings, structures, improvements and fixtures located on any Leased Real Property which are owned by any Group Company, regardless of whether title to such buildings, structures, improvements or fixtures are subject to reversion to the landlord or other Third Party upon the expiration or termination of the Lease for such Leased Real Property.

“Leases” shall mean all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guarantees and other agreements with respect thereto, pursuant to which any Group Company holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of any Group Company.

“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Material Lease” means any Lease, to which any Leased Real Property is subject, that is material to the operations of a Group Company.

“MBKP” means MBK Partners Fund IV, L.P.

“Owned Real Property” shall mean all real property and interests in real property (including any land use rights) together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by any Group Company.

“Performance Incentive Plans” means the 2010 Performance Incentive Plan and the 2014 Performance Incentive Plan.

“Permit” means any franchise, grant, authorizations license, permit, easement, variance, exceptions, consent, certificate, approval or order of, or registration by, any Governmental Authority.

“Permitted Encumbrances” shall mean, (i) Liens for Taxes, assessments and charges or levies by Governmental Authorities not yet due and payable or that are being contested in good faith and by appropriate proceedings, (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Liens or security interests arising or incurred in the ordinary course of business (A) relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or (B) that secure a liquidated amount, that are being contested in good faith and by appropriate proceedings, (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions), (iv) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, (v) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business, (vi) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries, (vii) Liens that have otherwise been disclosed to Parent in writing as of the date hereof, (viii) outbound license agreements and non-disclosure agreements entered into in the ordinary course of business or (ix) standard survey and title exceptions.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Redstone” means RedStone Capital Management (Cayman) Limited.

“Rollover Shares” has the meaning ascribed to it in the Contribution and Support Agreement.

“SAFE Circular 7” means Circular 7, issued by SAFE on February 15, 2012, titled “Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company,” or any successor rule or regulation under the Law of the PRC.

“SAFE Circular 37” means Circular 37, issued by SAFE on July 4, 2014, titled “Notice of the State Administration of Foreign Exchange on the Administration of Foreign Exchange Involved in Overseas Investment, Financing and Round-Trip Investment Conducted by Domestic Residents through Special Purpose Vehicles,” effective as of July 4, 2014, or any successor rule or regulation under the Law of the PRC.

“SAFE Circular 75” means Circular 75, issued by SAFE on October 21, 2005, titled “Notice Regarding Certain Administrative Measures on Financing and Inbound Investments by PRC Residents Through Offshore Special Purpose Vehicles,” effective as of November 1, 2005, and replaced by SAFE Circular 37 on July 4, 2014.

“SAFE Circular 78” means Circular 78, issued by SAFE on March 28, 2007, titled “Notice of the SAFE on Foreign Exchange Administration of the Involvement of Domestic Individuals in the Employee Stock Ownership Plans and Share Option Schemes of Overseas Listed Companies,” effective as of March 28, 2007 and replaced by SAFE Circular 7 on February 15, 2012.

“SAFE Circulars” means, to the extent applicable, any of SAFE Circular 78, SAFE Circular 7, SAFE Circular 75 or SAFE Circular 37.

“Shareholders’ Meeting” means the meeting of the Company’s shareholders (including any adjournments or delays thereof) to be held to consider the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger.

“Social Security Benefits” means any social insurance, pension insurance benefits, medical insurance benefits, work-related injury insurance benefits, maternity insurance benefits, unemployment insurance benefits and public housing reserve fund benefits or similar benefits, in each case as required by any applicable Law or contractual arrangements.

“Software” means all (i) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, program interfaces, and source code and object code, and firmware, operating systems and specifications, (ii) Internet and intranet websites, databases and compilations, including data and collections of data, whether machine-readable or otherwise, (iii) development and design tools, library functions and compilers, (iv) technology supporting websites, and the contents and audiovisual displays of websites, and (v) media, documentation and other works of authorship, including user manuals, training materials, descriptions, flow charts and other work products relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

“Special Committee” means a committee of the Company Board consisting of members of the Company Board that are not affiliated with Parent or Merger Sub and are not members of the management of the Company.

“Sponsors” means Baring, MBKP, Redstone and Crawford.

“Subsidiary” means, with respect to any party, any person (i) of which such party or any other Subsidiary of such party is a general or managing partner, (ii) of which at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries, (iii) whose assets and financial results are consolidated with the net earnings of such party and are recorded on the books of such party for financial reporting purposes in accordance with GAAP or (iv) which such party controls through the Control Agreements or similar contractual arrangements.

“Superior Proposal” means a bona fide written proposal or offer with respect to a Competing Transaction, which was not obtained in violation of Section 6.04, that would result in any person (or its shareholders, members or other equity owners) becoming the beneficial owner, directly or indirectly, of more than 50% of the assets (on a consolidated basis), or more than 50% of the total voting power of the equity securities, of the Company that (i) provides for the payment of either (A) cash consideration per Share to holders thereof that is in excess of the Per Share Merger Consideration and cash consideration per ADS to holders thereof that is in excess of the Per ADS Merger Consideration or (B) consideration in the form of publicly traded securities of a company listed on an internationally recognized securities exchange or automated quotation system with a fair market value that in the good faith judgment of the Special Committee after consultation with its financial advisor is in excess of the Per Share Merger Consideration to holders of Shares and in excess of the Per ADS Merger Consideration to holders of ADSs, and (ii) the Special Committee (to the extent it is within the authority of the Special Committee) has determined, or the Company Board has determined in its good faith judgment (upon the recommendation of the Special Committee), in each case, after consultation with its financial advisor and outside legal counsel, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal (including financing, regulatory or other consents and approvals, shareholder litigation, the identity of the person making the proposal, breakup or termination fee and expense reimbursement provisions, expected timing, risk and likelihood of consummation and other relevant events and circumstances), and would, if consummated, result in a transaction more favorable to the Company’s shareholders (other than the Rollover Shareholders) from a financial point of view than the Transactions; provided, that no offer or proposal shall be deemed to be a “Superior Proposal” if any financing required to consummate the transaction contemplated by such offer or proposal is not committed or if the receipt of any such financing is a condition to the consummation of such transaction, or if the Company’s recourse in the event such transaction is not consummated because of the failure to obtain financing is less favorable to the Company in any material respect than the Company’s recourse in such an event hereunder.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, deed, land use, sales, use, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding (as payor or payee), ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than Parent or any of its Affiliates or Representatives.

“Tiger SPA” means that certain Securities Purchase Agreement by and between BPEA Teamsport Limited and Tiger Global Mauritius Fund dated as of February 23, 2018.

“Trademarks” means trademarks, service marks, logos, slogans, brand names, domain names, uniform resource locators, trade dress, trade names, corporate names, geographical indications and other identifiers of source or goodwill, including the goodwill symbolized thereby or associated therewith, in any and all jurisdictions, whether or not registered.

“Vehicle Contract” means any Contract, to which any Group Company is a party or by which any Group Company is bound, that provides for (i) program car arrangements pursuant to which disposition price and holding period have been predetermined and fixed, (ii) the purchase by the Group Companies of rental fleet vehicles or (iii) the lease by the Group Companies of rental fleet vehicles.

“VIE” means each of (i) Shanghai eHi Information Technology Service Co., Ltd., and (ii) Shanghai eHi Car Sharing Information Technology Co., Ltd.

(b)       The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition

Action	Section 3.10
ADSs	Section 2.01(b)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.04(c)
Alternative Financing	Section 6.07(a)
Alternative Financing Documents	Section 6.07(a)
Arbitrator	Section 9.09(b)
Authorization Letters	Section 6.07(d)
Bankruptcy and Equity Exception	Section 3.04(a)
CFO Certification	Section 6.07(d)
Change in the Company Recommendation	Section 6.04(c)
CICL	Section 1.01
Class A Shares	Section 2.01(a)
Class B Shares	Section 2.01(a)

Defined Term	Location of Definition

Closing	Section 1.02
Closing Date	Section 1.02
Company	Preamble
Company Articles	Section 3.04(a)
Company Board	Recitals
Company Group	Section 8.06(g)
Company Intellectual Property	Section 3.13(a)
Company Notes Termination Fee	Section 8.06(c)
Company Real Property	Section 3.12(c)
Company Recommendation	Section 3.04(b)
Company Representatives	Section 3.06(c)
Company SEC Reports	Section 3.07(a)
Company Termination Fee	Section 8.06(a)
Consent Solicitation	Section 6.08(a)
Consent Solicitation Documents	Section 6.08(b)
Contribution and Support Agreement	Recitals
Damages	Section 6.05(c)
Debt Commitment Letter	Section 4.05(a)
Debt Financing	Section 4.05(a)
Definitive Debt Documents	Section 6.07(c)
Deposit Agreement	Section 2.06
Depositary	Section 2.06
Dissenting Shareholders	Section 2.03(a)
Dissenting Shares	Section 2.03(a)
Effective Time	Section 1.03
Environmental Permits	Section 3.17
Equity Commitment Letters	Section 4.05(a)
Equity Financing	Section 4.05(a)
Evaluation Date	Section 3.07(e)
Exchange Act	Section 3.05(b)
Exchange Fund	Section 2.04(a)
Financial Advisor	Section 3.04(c)
Financing	Section 4.05(a)
Financing Documents	Section 4.05(a)
GAAP	Section 3.07(b)
Governmental Authority	Section 3.05(b)
Guarantee	Recitals
Guarantees	Recitals
Guarantor	Recitals
HKIAC	Section 9.09(b)
Holdco	Recitals
Improvements	Section 3.12(d)
Indemnified Parties	Section 6.05(b)
Law	Section 3.05(a)
Losses	Section 6.07(e)
Material Company Permits	Section 3.06(a)
Material Contracts	Section 3.16(a)

Defined Term	Location of Definition

Merger	Recitals
Merger Consideration	Section 2.04(a)
Merger Sub	Preamble
Midco	Recitals
Notice of Superior Proposal	Section 6.04(d)
NYSE	Section 3.05(b)
Operating Subsidiary	Section 3.16(a)(xxiv)
Order	Section 7.01(b)
Parent	Preamble
Parent Group	Section 8.06(g)
Parent Group Contracts	Section 4.11
Parent Termination Fee	Section 8.06(b)
Paying Agent	Section 2.04(a)
Per ADS Merger Consideration	Section 2.01(b)
Per Share Merger Consideration	Section 2.01(a)
Plan of Merger	Section 1.03
PRC	Section 3.06(a)
Proxy Statement	Section 6.01
Record ADS Holders	Section 6.02(a)
Record Date	Section 6.02(a)
Representatives	Section 6.03(a)
Required Information	Section 6.07(c)
Requisite Company Vote	Section 3.04(a)
Requisite Regulatory Approvals	Section 3.05(b)
Rules	Section 9.09(b)
SAFE	Section 3.06(a)
SAFE Rules and Regulations	Section 3.06(g)
SAT	Section 3.06(a)
Schedule 13E-3	Section 6.01(a)
SEC	Section 3.05(b)
Section 409A	Section 3.11(f)
Securities Act	Section 3.07(a)
Share Certificates	Section 2.04(b)
Shares	Section 2.01(a)
Superior Proposal Notice Period	Section 6.04(d)
Supplemental Indenture(s)	Section 6.08(a)
Surviving Company	Section 1.01
Takeover Statute	Section 3.19
Termination Date	Section 8.02(a)
Transactions	Recitals
Uncertificated Shares	Section 2.01(b)

Section 9.04. Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.05. Interpretation.

When a reference is made in this Agreement to a Section, Article, Schedule or Exhibit such reference shall be to a Section, Article, Schedule or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Schedule or Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Schedules and Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The symbol “US$” refers to United States Dollars. All US$ amounts used in Article III and Article V include the equivalent amount denominated in other currencies. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to “day” shall mean a calendar day unless otherwise indicated as a “Business Day.”

Section 9.06. Entire Agreement; Assignment.

This Agreement (including the Exhibits and Schedules hereto), the Company Disclosure Schedule and the Confidentiality Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of Law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to (a) any Affiliate of Parent or (b) the Debt Financing and/or Alternative Financing sources pursuant to the terms of the applicable Definitive Debt Documents (to the extent necessary for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing and/or Alternative Financing); provided, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations. Any purported assignment in violation of this Section 9.06 is void.

Section 9.07. Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except (a) Section 6.05, Section 8.06(a), Section 8.06(g) and Section 8.06(h) (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons), and (b) the Debt Financing Source Related Parties shall be express third-party beneficiaries of, and shall be entitled to enforce the provisions of, Section 8.05, this Section 9.07, Section 9.10 and Section 9.13; provided, that in no event shall any holders of Shares (including Shares represented by ADSs) or holders of Company Options or Company RSs, in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.08. Specific Performance.

(a)       Subject to Section 9.08(b) and Section 9.08(c), the parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof by the parties, and that money damages or other legal remedies would not be an adequate remedy for such damages. Accordingly, subject to Section 9.08(b) and Section 9.08(c), the parties hereto acknowledge and hereby agree that in the event of any breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, or Parent or Merger Sub, on the other hand, shall, subject to Section 8.06, each be entitled to specific performance of the terms hereof (including the obligation of the parties to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by any party, in addition to any other remedy at law or equity (including, subject to Section 9.08(b), the Company demanding that Parent and Merger Sub use reasonable best efforts to obtain the Debt Financing in accordance with Section 6.07).

(b)       Notwithstanding the foregoing, the Company’s right to seek or obtain an injunction or injunctions, or other appropriate form of specific performance or equitable relief, in each case, with respect to causing Parent and/or Merger Sub to cause the Equity Financing to be funded at any time and/or to effect the Closing in accordance with Section 1.02, on the terms and subject to the conditions in this Agreement, shall be subject to the satisfaction of each of the following conditions: (i) all conditions in Section 7.01 and Section 7.02 (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied or waived, (ii) Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.02, (iii) the Debt Financing (or, if applicable, Alternative Financing) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing in accordance with the terms thereof, and (iv) the Company has irrevocably confirmed in writing that (A) all conditions set forth in Section 7.03 have been satisfied or that it is willing to waive any of the conditions to the extent not so satisfied in Section 7.03 and (B) if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur. For the avoidance of doubt, in no event shall the Company be entitled to specific performance to cause Parent and/or Merger Sub to cause the Equity Financing to be funded and/or to effect the Closing in accordance with Section 1.02 if the Debt Financing (or, if applicable, Alternative Financing) has not been funded (or will not be funded at the Closing even if the Equity Financing is funded at the Closing).

(c)       Each party waives (i) any defenses in any action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief. Notwithstanding anything herein to the contrary, (A) while the parties hereto may pursue an injunction or other appropriate form of specific performance or equitable relief and the payment of the applicable amounts set forth in Section 8.06, neither Parent and Merger Sub, on the one hand, nor the Company, on the other hand, shall be permitted or entitled to receive both a grant of specific performance that results in a Closing and payment of such amounts, and (B) upon the payment of such amounts, the remedy of specific performance shall not be available against the party making such payment and, if such party is Parent or Merger Sub, any other member of the Parent Group or, if such party is the Company, any other member of the Company Group.

(d)       This Section 9.08 shall not be deemed to alter, amend, supplement or otherwise modify the terms of any Financing Commitments (including the expiration or termination provisions thereof).

Section 9.09. Governing Law; Dispute Resolution.

(a)       This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof that would subject such matter to the Laws of another jurisdiction, except that the following matters arising out of or relating to this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the undertaking, property and liabilities of Merger Sub in the Surviving Company, the cancellation of the Shares (including Shares represented by ADSs), the rights provided for in Section 238 of the CICL with respect to any Dissenting Shares, the fiduciary or other duties of the Company Board and the directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.

(b)       Subject to Section 9.08, Section 9.09(a) and the last sentence of this Section 9.09(b), any disputes, actions and proceedings against any party hereto or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 9.09 (the “Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties hereto irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 9.10. Amendment.

This Agreement may be amended by the parties hereto at any time prior to the Effective Time by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors and (b) with respect to the Company, by the Company Board (upon recommendation of the Special Committee) or the Special Committee (to the extent within the authority of the Special Committee); provided, that, after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share (including Shares represented by ADSs) shall be converted upon consummation of the Merger; provided, further, that Section 8.05, Section 8.06(g), Section 9.07, this proviso to this Section 9.10 and Section 9.13 (and any provision of this Agreement to the extent an amendment, modification or waiver of such provision would modify the substance of any such Sections) may not be amended, modified or waived in any manner that would adversely affect the rights of the Debt Financing Source Related Parties as set forth in such Sections without the prior written consent of the Debt Financing Sources delivering the Debt Commitment Letter. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.11. Waiver.

At any time prior to the Effective Time, any party hereto may by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors, and (b) with respect to the Company, by action taken by or on behalf of the Company Board (upon recommendation of the Special Committee) or the Special Committee (to the extent within the authority of the Special Committee), (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.12. Counterparts.

This Agreement may be executed and delivered (including by e-mail of PDF or scanned versions or facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.13. Lender Limitations.

Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto, on behalf of itself and its Affiliates: (a) agrees that it will not bring or support any person in any action, suit, proceeding, cause of action, claim, cross-claim or third-party claim of any kind or description, whether at Law or in equity, whether in contract or in tort or otherwise, against any of the Debt Financing Source Related Parties in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, in any forum other than the federal or New York state courts located in the Borough of Manhattan within the City of New York; (b) agrees that, except as specifically set forth in the Debt Commitment Letter, all claims or causes of action (whether at Law, in equity, in contract, in tort or otherwise) against any of the Debt Financing Source Related Parties in any way relating to this Agreement or any of the Transactions, including the Debt Commitment Letter, the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal Laws of the State of New York, without giving effect to principles or rules or conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction; and (c) hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation (whether in Law or in equity, whether in contract or in tort or otherwise) directly or indirectly arising out of or relating in any way to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to the Debt Commitment Letter, the performance thereof or the financings contemplated thereby. The Company also agrees that (i) neither it nor any other Group Company or any of its or their respective Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders will bring any claims (other than, following the Closing, claims of the Group Companies or any of their respective Affiliates pursuant to any Definitive Debt Documents entered into with any Debt Financing Source Related Party) against any Debt Financing Source Related Party, in any way relating to this Agreement or the Transactions, including the Debt Commitment Letter, the performance thereof or the financings contemplated thereby, whether at Law or equity, in contract, in tort or otherwise, and (ii) no Debt Financing Source Related Party shall have any liability (whether in contract, in tort or otherwise) to any Group Company or its respective Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders (excluding, for the avoidance of doubt, Midco, Parent and Merger Sub and, from and after the Closing, liabilities to the Group Companies and their respective Affiliates pursuant to any Definitive Debt Documents entered into with any Debt Financing Source Related Party) for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the Transactions or in respect of any oral or written representations made or alleged to have been made in connection herewith, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the financings contemplated thereby. Notwithstanding the foregoing, nothing contained in this Section 9.13 shall in any way limit or modify the rights and obligations of Merger Sub, Parent, Midco or the Debt Financing Source Related Parties set forth in the Debt Commitment Letter or any Definitive Debt Document. In addition, notwithstanding anything to the contrary in the foregoing, nothing in this Section 9.13 shall limit the rights of the Company pursuant to Section 6.07(a) and Section 6.07(b).

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective directors or officers thereunto duly authorized.

eHi Car Services Limited

By:	/s/ Andrew Xuefeng Qian
Name:	Andrew Xuefeng Qian
Title:	Chairman of the Special Committee

TEAMSPORT PARENT LIMITED

By:	/s/ Kirti Ram Hariharan
Name:	Kirti Ram Hariharan
Title:	Director

TEAMSPORT BIDCO LIMITED

By:	/s/ Kirti Ram Hariharan
Name:	Kirti Ram Hariharan
Title:	Director

[Signature Page to Agreement and Plan of Merger]

ANNEX A

PLAN OF MERGER

THIS PLAN OF MERGER is made on ________ 2018.

BETWEEN

(1)       Teamsport Bidco Limited, an exempted company incorporated under the laws of the Cayman Islands on [•], with its registered office situated at the offices of Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands (“Merger Sub”); and

(2)       eHi Car Services Limited, an exempted company incorporated under the Laws of the Cayman Islands on [•], with its registered office situated at the offices of Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands (the “Company” or the “Surviving Company” and, together Merger Sub, the “Constituent Companies”).

WHEREAS

(a)       Merger Sub and the Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated as of April 6, 2018 among Teamsport Parent Limited, Merger Sub and the Company, a copy of which is attached as Appendix I to this Plan of Merger and under the provisions of Part XVI of the Companies Law (2018 Revision) (the “Companies Law”), pursuant to which Merger Sub will merge with and into the Company and cease to exist, and the Surviving Company will continue as the surviving company under the Companies Law.

(b)       This Plan of Merger is made in accordance with section 233 of the Companies Law.

(c)       Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

IT IS AGREED

CONSTITUENT COMPANIES

1.            The constituent companies (as defined in the Companies Law) to the Merger are Merger Sub and the Company.

NAME OF THE SURVIVING COMPANY

2.            The surviving company (as defined in the Companies Law) is the Surviving Company and its name shall be eHi Car Services Limited.

REGISTERED OFFICE

3.            The registered office of the Surviving Company is at the offices of Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands and the registered office of Merger Sub is at the offices of Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

AUTHORISED AND ISSUED SHARE CAPITAL

4.            Immediately prior to the Effective Time (as defined below) the authorized share capital of Merger Sub will be US$[•] divided into [●] ordinary shares, par value US$[●] per share, of which 1 share is in issue.

5.            Immediately prior to the Effective Time the authorized share capital of the Company will be US$500,000 divided into 407,328,619 Class A Common Shares, par value US$0.001 per share, and 92,671,381 Class B Common Shares, par value US$0.001 per share, of which [insert number] Class A Common Shares are in issue and [insert number] Class B Common Shares are in issue.

6.            The authorized share capital of the Surviving Company shall be US$[•] divided into [•] ordinary shares, par value US$[●] per share.

7.            At the Effective Time, and in accordance with the terms and conditions of the Agreement:

(a)       Each (i) Class A Common Share, par value US$0.001 per share, of the Company issued and outstanding immediately prior to the Effective Time and (ii) Class B Common Share, par value US$0.001 per share, of the Company issued and outstanding immediately prior to the Effective Time (in each case, other than the Excluded Shares and the Dissenting Shares) shall be cancelled and cease to exist in exchange for the right to receive the Per Share Merger Consideration (as defined in the Agreement).

(b)       Each of the Excluded Shares (other than Rollover Shares) issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist without payment of any consideration or distribution therefor.

(c)       Each of the Rollover Shares issued and outstanding immediately prior to the Effective Time shall continue to exist without interruption and shall thereafter be and represent one (1) validly issued, fully paid and non-assessable ordinary share, par value US$[●] per share, of the Surviving Company without any payment of, or the right to receive, the Per Share Merger Consideration therefor.

(d)       Each of the Dissenting Shares shall be cancelled and shall cease to exist in accordance with Section 2.03 of the Agreement and thereafter represent only the right to receive the applicable payments set forth in Section 2.03 of the Agreement.

(e)       Each ordinary share, par value US$[●] per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable ordinary share, par value US$[●] per share, of the Surviving Company. Such ordinary shares, together with the ordinary shares referred to in clause (c) above, shall constitute the only issued and outstanding share capital of the Surviving Company, which shall be reflected in the register of members of the Surviving Company.

8.            At the Effective Time, the rights and restrictions attaching to the ordinary shares of the Surviving Company shall be as set out in the Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company in the form attached as Appendix II to this Plan of Merger.

EFFECTIVE TIME

9.            The Merger shall take effect on [•] (the “Effective Time”).

PROPERTY

10.          At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

11.          The Memorandum of Association and Articles of Association of the Surviving Company shall be amended and restated in the form attached as Appendix II to this Plan of Merger at the Effective Time.

DIRECTORS BENEFITS

12.          There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING COMPANY

13.          The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS

[●]	[●]

SECURED CREDITORS

14.          (a) Merger Sub has entered into a [•] dated [•] in favour of [•] pursuant to which a fixed and/or floating security interest has been created and the consent of [•] to the Merger has been obtained. Merger Sub has no other secured creditors and has not granted any other fixed or floating security interests as at the date of this Plan of Merger; and

(b) the Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

RIGHT OF TERMINATION

15.          This Plan of Merger may be terminated pursuant to the terms and conditions of the Agreement at any time prior to the Effective Time.

AMENDMENTS

16.          At any time prior to the Effective Time, this Plan of Merger may be amended by the board of directors of both the Surviving Company and Merger Sub to effect any other changes to this Plan of Merger which the directors of both the Surviving Company and Merger Sub deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or Merger Sub, as determined by the directors of both the Surviving Company and Merger Sub, respectively.

APPROVAL AND AUTHORIZATION

17.          This Plan of Merger has been approved by the board of directors of each of Merger Sub and the Company pursuant to section 233(3) of the Companies Law.

18.          This Plan of Merger has been authorised by the shareholders of each of Merger Sub and the Company pursuant to section 233(6) of the Companies Law.

COUNTERPARTS

19.          This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

20.          This Plan of Merger shall be governed by and construed in accordance with the Laws of the Cayman Islands.

For and on behalf of Teamsport Bidco Limited:

[Name]
Director

For and on behalf of eHi Car Services Limited:

[Name]
Director

APPENDIX I

(the Agreement)

APPENDIX II

(Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company)

SCHEDULE I

1.	L & L Horizon, LLC
2.	MBK Partners Fund IV, L.P.
3.	The Baring Asia Private Equity Fund VI, L.P.1
4.	The Baring Asia Private Equity Fund VI, L.P.2
5.	The Baring Asia Private Equity Fund VI Co-Investment L.P.
6.	RedStone Capital Management (Cayman) Limited
7.	The Crawford Group, Inc.
8.	Dongfeng Asset Management Co. Ltd.